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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
February 13, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Compañía de telecomunicaciones de Chile S.A.

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item
1.	Report on the Financial Statements for the years ended December 31, 2003 and 2002.
2.	Management’s Discussion And Analysis Of The Consolidated Financial Statements As Of December 31, 2003.

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE FINANCIAL STATEMENTS
 for the years ended
December 31, 2003 and 2002
(CONSOLIDATED)

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

ThCh$:	Thousands of Chilean pesos
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:	Thousands of US dollars

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

A S S E T S	Notes		2003	2002

			ThCh$	ThCh$

CURRENT ASSETS
Cash and bank			19,342,775	17,010,423
Time deposits			5,377,980	2,442,662
Marketable securities, net	(4)		43,209,683	77,580,150
Trade receivable, net	(5)		216,482,786	208,671,822
Notes receivable, net	(5)		7,352,077	6,084,680
Sundry debtors, net	(5)		8,112,153	25,321,317
Due from related companies	(6	a)	18,534,486	17,285,067
Inventories, net			19,974,571	14,503,984
Recoverable taxes			15,428,524	19,250,979
Prepaid expenses			7,507,714	8,313,008
Deferred taxes	(7	b)	17,101,363	25,440,359
Other current assets	(8)		42,259,400	28,943,193

TOTAL CURRENT ASSETS			420,683,512	450,847,644

PROPERTY, PLANT AND EQUIPMENT	(9)
Land			27,630,776	27,645,852
Constructions and infrastructure works			185,701,152	184,983,357
Machinery and equipment			3,456,701,757	3,327,825,508
Other property, plant and equipment			376,190,313	397,312,019
Technical revaluation			9,224,415	9,221,570
Accumulated depreciation (less)			2,225,580,485	1,988,554,136

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET			1,829,867,928	1,958,434,170

OTHER NON-CURRENT ASSETS
Investment in related companies	(10)		10,022,457	42,879,689
Investment in other companies			3,854	3,854
Goodwill	(11)		158,129,169	181,198,599
Long-term debtors	(5)		30,205,916	35,188,660
Intangibles	(12)		40,406,590	32,627,439
Accumulated amortization (less)	(12)		4,558,865	2,657,625
Others	(13)		10,220,250	16,734,608

TOTAL OTHER ASSETS			244,429,371	305,975,224

TOTAL ASSETS			2,494,980,811	2,715,257,038

L I A B I L I T I E S	Notes	2003	2002

		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	19,328,288	9,283,360
Short-term portion of long-term obligations with banks and financial institutions	(14)	83,348,206	147,753,713
Obligations with the public (Bonds payable)	(16)	112,705,228	21,921,281
Long-term obligations maturing within a year		447,708	494,657
Dividends payable		111,077	211,821
Trade accounts payable	(33)	131,699,489	151,385,506
Notes payable		296,884	175,701
Other creditors		76,904,157	8,182,434
Notes and accounts payable to related companies	(6b )	24,962,004	12,095,958
Accruals	(17)	11,582,310	10,051,712
Withholdings taxes		12,474,097	9,628,937
Unearned income		8,854,652	7,033,101
Other current liabilities		4,881,694	4,997,078

TOTAL CURRENT LIABILITIES		487,595,794	383,215,259

LONG-TERM LIABILITIES
Obligations with banks and financial institutions	(15)	306,466,523	420,733,217
Bonds payable	(16)	311,657,743	517,314,577
Notes and accounts payable to related companies	(6b )	20,488,463	24,456,253
Miscellaneous accounts payable		6,818,231	9,339,182
Accruals	(17)	19,195,552	17,429,825
Deferred taxes	(7b )	46,565,849	36,350,588
Other liabilities		4,590,860	5,707,499

TOTAL LONG-TERM LIABILITIES		715,783,221	1,031,331,141

MINORITY INTEREST	(19)	1,364,249	1,153,686

SHAREHOLDERS' EQUITY	(20)
Paid-in capital		859,490,281	743,832,801
Share premium		—	115,657,480
Other reserves		(791,199)	1,943,983
Retained earnings		431,538,465	438,122,688
Accumulated earnings		421,404,583	455,979,868
Net income (loss) for the period		10,133,882	(17,857,180)

TOTAL SHAREHOLDERS' EQUITY		1,290,237,547	1,299,556,952

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,494,980,811	2,715,257,038

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of Decermber 31, 2003)

			2003	2002

OPERATING RESULTS:			ThCh$	ThCh$

Operating revenues			812,790,214	869,724,943
Operating costs (less)			554,271,225	606,203,285

Gross profit	(21	a)	258,518,989	263,521,658

Administrative and selling expenses (less)			143,161,228	131,718,606

OPERATING RESULTS			115,357,761	131,803,052

NON-OPERATING RESULTS:

Financial income			7,077,018	16,858,371
Net income from investments in related companies	(10)		1,094,394	2,490,146
Other non-operating income	(21	b)	12,333,868	13,353,739
Loss from investments in related companies (less)	(10)		413,633	111,213
Amortization of goodwill (less)	(11)		23,083,782	24,908,512
Financial expenses (less)			61,245,497	82,287,015
Other non-operating expenses (less)	(21	c)	12,471,036	38,258,746
Price-level restatement	(22)		376,325	(6,226,426)
Exchange differences	(23)		258,331	(2,816,308)

NON-OPERATING LOSS, NET			(76,074,012)	(121,905,964)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST			39,283,749	9,897,088

Income taxes	(7	c)	(29,009,152)	(26,983,944)

CONSOLIDATED INCOME (LOSS)			10,274,597	(17,086,856)

Minority interest	(19)		(140,715)	(770,324)

NET INCOME (LOSS) FOR THE PERIOD			10,133,882	(17,857,180)

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	2003	2002

	ThCh$	ThCh$

NET CASH FLOWS
FROM OPERATING ACTIVITIES	284,325,357	327,972,395

Net income (loss) for the period	10,133,882	(17,857,180)

Result on sales of assets :	(5,212,477)	(7,838,158)

Loss on sales of property, plant and equipment	(1,688,868)	112,479
Gain on sales of investments	(3,590,114)	(7,950,637)
Loss on sales of investments	66,505	—

Debits ( credits ) to income that do not represent
cash flows :	329,547,148	361,376,950

Depreciation for the period	269,190,875	265,361,676
Amortization of intangibles	1,903,908	1,022,873
Provisions and write offs	35,909,065	30,671,005
Net income from investments
in related companies	(1,094,394)	(2,490,146)
Loss from investments in related companies	413,633	111,213
Amortization of goodwill	23,083,782	24,908,512
Price-level restatement	(376,325)	6,226,426
Exchange differences	(258,331)	2,816,308
Other credits to income that do not represent
cash flows	(7,510,889)	(20,156,569)
Other debits to income that do not represent
cash flows	8,285,824	52,905,652

Changes in operating assets
Increase (decrease)	(28,183,993)	79,078,617

Trade accounts receivable	(38,701,080)	(25,368,337)
Inventories	(6,991,681)	11,347,555
Other assets	17,508,768	93,099,399

Changes in operating liabilities
( Increase) decrease	(22,099,918)	(87,558,158)

Accounts payable related to
operating activities	(34,182,991)	(49,902,474)
Interest payable	(3,821,194)	(1,170,913)
Income taxes payable (net)	18,727,278	14,816,061
Other accounts payable related to non-operating
activities	(3,680,001)	(50,930,904)
V.A.T. and other similar taxes payable	856,990	(369,928)

Minority interest	140,715	770,324

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

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COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	2003	2002

	ThCh$	ThCh$

NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES	(171,783,032)	(256,454,544)

Proceeds from loans	—	13,953,811
Obligations with the public	19,961,620	—
Other sources of financing	—	1,690,744
Dividends paid ( less )	(16,716,505)	(1,369,652)
Loans paid ( less )	(94,607,064)	(143,772,174)
Obligations with the public paid ( less )	(80,415,749)	(116,790,726)
Payment of other loans from
related companies ( less )	—	(10,166,547)
Other financing disbursments ( less )	(5,334)	—

NET CASH PROVIDED BY (USED IN)
INVESTMENT ACTIVITIES	(99,949,156)	(135,761,310)

Sales of property, plant and equipment	1,078,851	737,572
Sales of permanent investments	33,498,220	28,651,106
Sales of other investments	59,179,927	—
Other investment income	208	160,698
Acquisition of property, plant and equipment ( less )	(153,010,755)	(100,298,646)
Payment of capitalized interest ( less )	—	(4,392,473)
Permanent investments ( less )	—	(121,091)
Investments in financial instruments ( less )	(33,162,732)	(30,471,965)
Other investment activities ( less )	(7,532,875)	(30,026,511)

NET CASH FLOWS FOR THE PERIOD	12,593,169	(64,243,459)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(506,038)	(2,266,750)

NET INCREASE ( DECREASE ) OF CASH
AND CASH EQUIVALENTS	12,087,131	(66,510,209)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	21,243,526	87,753,735

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	33,330,657	21,243,526

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.	Composition of Consolidated Group and Registration with the Securities Registry:

	a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

	b)	Subsidiary companies registered with the Securities Registry:

As of December 31, 2003 the following subsidiaries of the Group are registered with the Securities Registry:

			Participation
			(direct & indirect)

	TAXPAYER	Registration
SUBSIDIARIES	N°	Number		%
			2002		2003
			%		%

CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	96,551,670-0	456	99.16		99.16
Globus 120 S.A.	96,887,420-9	694	99.99		99.99

2.	Significant Accounting Principles:

	(a)	Accounting period: The financial statements cover the years ended as of December 31, 2003 and 2002.

(b)	Basis of preparations:
These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

	(c)	Basis of presentation:
The consolidated financial statements for 2002 and their notes have been adjusted for comparison purposes by 1.0% in order to allow comparison with the 2003 financial statements.

For comparison purposes there have been certain non-significant off-the-books reclassifications made to the 2002 financial statements.

	(d)	Basis of consolidation:
These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions of assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 19).

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:
(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2003 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:
		Participation Percentage

			2003		2002
TAXPAYER
NO.	Company Name	Direct	Indirect	Total	Total

79.727.230-2	CTC Isapre S.A. (4)	—	—	—	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96.551.670-0	CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	—	99.16	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96.786.140-5	Telefónica Móvil S.A.	99.99	—	99.99	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96.887.420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96.971.150-8	Telemergencia S.A.	99.67	0.32	99.99	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (5)	—	—	—	99.66
96.834.320-3	Telefónica Internet Empresas S.A.	—	99.99	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (7)	—	79.99	79.99	79.99
78.703.410-1	Tecnonáutica S.A. (1)	—	99.99	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (6)	—	—	—	99.99
96.893.540-2	Infochile S.A. (6)	—	—	—	99.99
96.700.900-8	Telefónica Data Chile S.A. (3)	—	—	—	99.99

1)	On May 2, 2003, Telefónica Empresas S.A. sold its participation in Tecnonáutica S.A. to Telefónica Internet Empresas S.A. (formerly Infoera S.A.), who became owner of 99.99% of the shares of that company.

2)	On May 2, 2003, Tecnonáutica S.A. sold its participation in Infochile S.A. to Portal de Pagos e Información S.A., who became owner of 99.98% of the shares of that company.

3)	The Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of subsidiary Telefónica Data Chile S.A., increasing the capital of Telefónica Empresas CTC Chile S.A. by ThCh$ 414, equivalent to the issuance of 2,878 shares.

4)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulting in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$66,705.

5)	The Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile, held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

6)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. leave record of the absorption of those companies by Tecnonáutica S.A.

7)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(d)	Basis of consolidation, continued:

During September 2002, Telefónica CTC Chile sold and transferred 25% of its ownership in Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies that are related to Mr. Andrés Navarro H. After that transaction, Telefónica CTC Chile though its subsidiary Telefónica Empresas CTC Chile S.A., retained 35% ownership of that company.

Additionally on September 26, 2002, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it a sale option for the 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. Should Telefónica Empresas not exercise that sale option, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada had the option to purchase the same 35% of Sonda, under the same conditions as above. Likewise, Inversiones Santa Isabel Ltda. could exercise the purchase option in advance between July 26 and 31, 2003 or 2004.

On July 29, 2003, Telefónica Empresas became aware to the decision of Inversiones Santa Isabel Limitada, to advance and exercise the purchase option for the remaining 35 % of Sonda S.A. This transaction meant a disbursement by the purchaser of ThCh$33,388,363 (historical) on August 26, implying a charge to income, before taxes, in the amount of ThCh$6,999,276 (historical), (ThCh$5,683,065 net of tax effect).

	(e)	Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2003 and 2002, for initial balances, is 1.0% and 3.0%, respectively.

	(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end:

YEAR	US$	EURO	UF

2003	593.80	744.95	16,920.00
2002	718.61	752.55	16,744.12

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the year.

(g)	Time deposits:

Time deposits are carried according to the value of the capital invested, plus adjustments, if applicable and accrued interest up to year end.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(h)	Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year end according to the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

Investments in mutual funds units are carried at the value of the unit at each year end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

	(i)	Inventories:

Equipment destined for sale, is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories deemed to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

	(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which the cellular equipment is purchased from suppliers and the price at which it is sold to customers.

As of April 1, 2001,the Company established a new commercialization policy for its cellular equipment and customer retention, for post-payment customers, under the commodate concept, legal figure in which the equipment is delivered for use to customers with contracts, without payment, or transfer of the property of this equipment to the customer.

The acquisition cost of this equipment is activated as a property, plant and equipment item, and is depreciated over 24 months as of the date of contract signing, time at which income is charged with the first depreciation installment

As of June 2002, as a commercial strategy for customer retention, the company established a customer fidelity policy, consisting in the exchange of equipment associated to commodate contracts older than 18 months. Based on the above, depreciation provisions have been established for probable advanced write-off of this equipment.

As of September 2003, the Company changed the manner of commercializing equipment under commodate to renting the equipment, by means of which the equipment is delivered for use during an agreed period of time, with the Company retaining ownership of it.

	(k)	Allowance for doubtful accounts:

Differentiated percentages are applied when calculating allowance for doubtful accounts, taking into consideration age and eventual collections management factors, up to 100% of debts older than 120 days and 180 days in the case of major customers (corporations).

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(l)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets that are carried at the appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance . All these values have been price-level restated.

Until December 31, 2002, works in progress include the real financial cost of the loans related to their financing, which originates during the construction stage and which could have been avoided had these disbursements not been incurred. Based on the above, financial cost of ThCh$7,852,150 was capitalized during 2002.

	(m)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on the basis of the values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.29%.

	(n)	Leased assets:

Leased assets with a purchase option.
Leased assets with a purchase option, the contracts of which meet the characteristics of a financial lease, are recorded in a similar manner to the acquisition of property, plant and equipment, recognizing the total obligation and interest on an accrual basis. These assets are not legally owned by the Company, therefore until it exercises the purchase option they cannot be freely disposed of.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(ñ)	Intangibles

		i)	Rights to underwater cable:
Corresponds to the rights acquired by the Company, for the use of the transmission capacity of underwater cable. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

		ii)	Licenses (software):

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method based on the periods in which it is deemed that the license will provide benefits, which does not exceed 4 years.

		iii)	License for the use of radio-electric space:
Corresponds to the cost incurred in obtaining licenses for the use of radio-electric space. They are shown at price-level corrected price and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that accredit the respective licenses).

	(o)	Investments in related companies:

These investments are shown at their equity value, recognizing their income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

	(p)	Goodwill and negative goodwill:

Corresponds to the debit differences that originate when adjusting the cost of the investments, at the time of adopting the Equity Value method or when making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill originating from the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 11).

	(q)	Transactions with resale agreements:
Purchases of financial instruments with resale agreements are recorded as fixed rate securities and are classified under Other Current Assets.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(r)	Obligations with the public:

Obligations for bond issuance: Are presented under liabilities at the par value of the bonds subscribed. The difference between the par and placement value determined on the basis of real interest in the transaction, is deferred and amortized over the term of the respective bond (see Note 16).

Costs directly related to placement of these obligations are activated and amortized using the straight-line method over the term of the respective liability.

	(s)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income determined for tax purposes. Recognition of deferred taxes originated by all temporary differences, tax losses implying a tax gain, and other events that create differences between the tax and accounting base, is carried out in the manner established in Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of December 31 of each year accumulated balances of temporary differences include the increase in the income tax rate. Recognition of deferred taxes originated by the increase in income tax rates is as established in Technical Bulletin No. 71 issued by the Chilean Accountants Association. (See Note 7).

	(t)	Staff severance indemnities:

The obligation of the Company for staff severance indemnities is provided applying the current value of the accrued cost of the benefit method, with an annual discount rate of 7%, considering a future permanence up to the retirement date of each employee. (See Note 18).

Costs for past services of the employees produced by changes in the actuarial bases, are activated and amortized over average periods of future permanence of employees.

	(u)	Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Generally Accepted Accounting Principles in Chile. Since billing is carried out on dates other than accounting cutoff dates, as of the date of preparation of these financial statements provisions have been established for services rendered that have not been invoiced, which are determined on the basis of contracts, traffic, current prices and conditions for the period. The amounts for this concept are recorded under Trade Accounts Receivable.

Recognition of income from information services was recorded under the following conditions: sale of hardware and licenses, is recognized when the equipment and/or software is delivered, and in the case of revenues from projects, these are recognized based on the payment statements approved by the customers, which consider the level of progress of the corresponding projects.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(v)	Foreign currency future contracts:

The Company has signed future foreign currency contracts, which represent a hedge against the variation in the exchange rate of their current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 24, reflecting in the balance sheet only the net right or obligation at year end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

	(w)	Interest rate coverage:

Interest on loans covered by interest rate swaps, are recorded recognizing the effect of those contracts on the interest rate established in those loans. The rights and obligations acquired for this concept are shown under Other Creditors or under Other Current Assets, as applicable (See Note26).

	(x)	Computer software:

The cost of acquiring software is deferred and amortized using the straight-line method over a maximum period of four years.

	(y)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in the last few years.

	(z)	Accumulated deficit in development period of subsidiaries:

The Company has recorded disbursements or obligations incurred during the organization and startup stage of its subsidiaries and not assignable to the cost of tangible or nominal assets under Accumulated Deficit in Development Period of Subsidiaries, as established in Circular No. 981 of the Superintendency of Securities and Insurance. This deficit will be absorbed by net income generated by the Company during its operations.

	(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference between the variation of the exchange rate and the Consumer Price Index (C.P.I.) originated when restating its investments abroad, which are controlled in United States dollars; it also includes adjustments for conversion differences arising from subsidiaries and related companies that have recognized it for their investments abroad. The balance of this account is credited (charged) to income in the same period in which the gain or loss over total or partial disposition of these investments is recognized.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

	(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements, and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

	(ac)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic exchange (imbalance) and the rates set in each agreement.

This exchange is recorded on an accrual basis, recognizing the costs and income for the period in which these are produced, recording the net balances receivable and payable of each correspondent under “Trade Accounts Receivable” or “Accounts Payable” as applicable.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

3.	Accounting Changes:

a)	Cost of financing property, plant and equipment:

As of January 2003, the Company changed the criteria for capitalizing real financing costs of loans related with financing property, plant and equipment works in progress. This change has resulted in recognition of a higher charge to income for the year, of approximately ThCh$2,200,000, as compared to 2002.

b)	Change of reporting entity:

	i)	As of December 31, 2003, Telefónica CTC Chile, since it no longer has holdings in Sonda S.A., only recognized as equity value in its financial statements 35% of the net revenues of Sonda S.A. through June 30, 2003, having continued to consolidate with that company through August 31, 2002.

In order to perform a comparative analysis of the figures, the consolidated financial statements are presented, assuming for the period from January to August 2002 that the investment in Sonda S.A. was only recorded at equity value.

	Jan-Dec 2002 ThCh$	Jan-Dec 2003 ThCh$	Variation
			ThCh$	2003 Percentage

Operating revenues	803,365,609	812,790,214	9,424,605	1.2
Operating costs	(673,899,420)	(697,432,453)	(23,533,033)	3.5
Salaries and employee benefits	(65,975,316)	(56,839,346)	9,135,970	(13.8)
Depreciation	(257,581,597)	(263,687,423)	(6,105,826)	2.4
Goods and services	(228,967,879)	(233,744,456)	(4,776,577)	2.1
Administrative and selling expenses	(121,374,628)	(143,161,228)	(21,786,600)	17.9

Operating Income	129,466,189	115,357,761	(14,108,428)	(10.9)
Financial income	15,554,185	7,077,018	(8,477,167)	(54.5)
Income from investments in related companies	2,923,247	680,761	(2,242,486)	(76.74)
Amortization of goodwill	(24,364,139)	(23,083,782)	1,280,357	(5.3)
Financial expenses	(81,524,965)	(61,245,497)	20,279,468	(24.9)
Other income and expenses	(27,121,985)	(137,168)	26,984,817	(99.5)
Price-level restatement	(6,664,946)	634,656	7,299,602	C.S.

Non-operating income (loss)	(121,198,603)	(76,074,012)	45,124,591	(37.2)
Income before taxes and minority interest	8,267,586	39,283,749	31,016,163	375.2
Income tax	(25,968,183)	(29,009,152)	(3,040,969)	11.7
Minority interest	(156,583)	(140,715)	15,868	(10.1)

Net income (loss) for the period	(17,857,180)	10,133,882	27,991,062	C.S.

	ii)	On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 loss on the book value of that investment.

c)	Change in estimation:

As of January 2003, the Company accelerated amortization of goodwill from subsidiaries Tecnonáutica S.A. and Telefónica Internet Empresas S.A. (formerly Infoera S.A.) recognizing a higher charge to income as of December 31, 2003 of ThCh$124,045, reducing the remaining amortization period from 17 to 8 years of that goodwill.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2003 ThCh$	2002 ThCh$

Shares (a)	458,765	9,551,370
Publicly offered promissory notes	42,442,492	66,227,656
Mutual fund units	308,426	1,790,441
Others	—	10,683

Total Marketable Securities	43,209,683	77,580,150

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$

Foreign	New Skies Satellites	5,198	0.057%	4.685	29,940	252,353
Foreign	INTELSAT	96,022	0.057%	—	—	428,825

	Value of investment portfolios				29,940	681,178
	Adjustment to market value provision				—	(222,413)
	Book value of investment portfolio				—	458,765

a)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares the Company had in Terra Networks S.A., through the OPA launched by Telefónica S.A. The price of the OPA was 5.25 Euros per share which at the exchange rate on the date that the sale was completed, resulted in a total sale price of ThCh$12,643,411.

Publicly offered promissory notes (Fixed Income)

	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision

Instrument	Purchase	Maturity		Amount ThCh$	Rate		ThCh$

Zero	Dic-2002	Jul-2004	5,320,448	6,096,295	5.40	6,096,295	—
Zero	Dic-2002	Dic-2005	11,874,462	13,734,301	5.85	13,734,301	—
Zero	Dic-2002	Nov-2005	1,511,698	1,747,625	5.85	1,747,625	—
Zero	Dic-2002	Oct-2005	3,168,431	3,596,964	5.07	3,596,964	—
Sub-Total			21.875.039	25.175.185		25,175,185
PRD	Sep-2003	Jul-2004	3,562,800	3,795,812	6.00	3,795,812	—
BCD	Sep-2003	Sep-2004	13,063,600	13,471,495	5.00	13,471,495	—

	Total		38,501,439	42,442,492	—	42,442,492	—

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

5)	Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

	2003	2002	2003	2002	2003	2003		2002		2003	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	289,443,508	281,733,972	10,398,484	9,705,590	299,841,992	216,482,786	100	208,671,822	100	4,642,612	5,646,026
Standard telephony service	170,067,405	167,790,656	8,647,455	6,659,369	178,714,860	114,218,141	52.76	111,176,612	53.93	4,642,612	5,646,026
Long distance	43,659,470	45,121,661	—	—	43,659,470	40,020,045	18.49	41,703,105	20.65	—	—
Mobile	48,890,686	44,535,020	—	—	48,890,686	38,038,803	17.57	30,607,551	14.11	—	—
Communications Companies	22,518,637	20,577,776	1,750,702	3,033,582	24,269,339	20,041,183	9.26	21,631,685	10.54	—	—
Others	4,307,310	3,708,859	327	12,639	4,307,637	4,164,614	1.92	3,552,869	0.77	—	—
Allowance for doubtful accounts	(79,035,479)	(79,438,056)	(4,323,727)	(3,329,685)	(83,359,206)	—		—		—	—
Notes receivable	15,480,324	12,447,704	411,739	1,274,727	15,892,063	7,352,077		6,084,680		—	—
Allowance for doubtful notes	(8,539,986)	(7,637,750)	—	—	(8,539,986)	—		—		—	—
Miscellaneous accounts receivable	4,619,996	18,227,344	3,492,157	7,093,973	8,112,153	8,112,153		25,321,317		25,563,304	29,542,634
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—

						Total long-term receivables				30,205,916	35,188,660

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

6.	Balances and transactions with related entities:

	a)	Notes and accounts receivable:
		Short-term		Long-term

Taxpayer No.	Company	2003	2002	2003	2002
		ThCh$	ThCh$	ThCh$	ThCh$

96.834.230-4	Terra Networks Chile S.A.	1,234,408	967,001	—	—
Foreign	Terra Networks España S.A.	—	9,184	—	—
96.895.220-k	Atento Chile S.A.	395,282	621,693	—	—
78.868.230-1	Atento Educación Ltda.	—	1,240	—	—
83.628.100-4	Sonda S.A.	—	1,983,720	—	—
96.910.730-9	Emergia Chile S.A.	126,612	22,640	—	—
93.541.000-2	Impresora Comercial y Publiguías	3,432,647	851,640	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	6,647	—	—	—
Foreign	Telefónica España	643,868	795,038	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	294,426	—	—	—
Foreign	Telefónica procesos Tec. de información	9,733,530	11,897,201	—	—
Foreign	Telefónica Data España	403,125	132,685	—	—
Foreign	Telefónica Data EEUU	322,167	—	—	—
59.083.900-0	Telefónica Ingeniería Seguridad	5,853	—	—	—
96.942.730-3	Telefönica Mobile Solutions Chile S.A.	48,608	3,025	—	—
Foreign	Telefónica Whole Sale International Services	441,607	—	—	—
Foreign	Telefónica Argentina	1,091,932	—	—	—
Foreign	Emergia Uruguay	44,003	—	—	—
82.049.000-2	Coasin Chile S.A.	74,000	—	—	—
Foreign	Telesp Telec de Sao Paulo	235,771	—	—	—

	Total	18,534,486	17,285,067	—	—

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b)	Notes and accounts payable::
		Short-term		Long-term

		2002	2003	2002	2003
RUT	Company	ThCh$	ThCh$	ThCh$	ThCh$

96.942.730-3	Telefönica Mobile Solutions Chile S.A.	1,416,736	—	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	263,952	263,820	20,488,463	24,456,253
93.541.000-2	Impresora Comercial y Publiguías	1,086,402	335,579	—	—
96.834.230-4	Terra Networks Chile S.A.	4,858,134	3,121,066	—	—
96.910.730-9	Emergia Chile S.A.	502,657	43,810	—	—
82.049.000-2	Coasin Chile S.A.	4,643	—	—	—
Foreign	Telefónica procesos Tec. de información	7,076,254	—	—	—
59.083.900-0	Telefónica Ingeniería Seguridad	6,132	—	—	—
Foreign	Telefónica Whole Sale International Services	561,631	—	—	—
78.868.200-k	Atento Recursos Ltda.	10,408	24,325	—	—
96.895.220-k	Atento Chile S.A.	4,456,398	4,802,763	—	—
Foreign	Telefónica Data España	—	1,334,127	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	105	—	—	—
Foreign	Telefónica España	226,577	—	—	—
Foreign	Emergia Uruguay	4,301,056	—	—	—
Foreign	Telefónica Perú	32,143	—	—	—
Foreign	Telefónica LD Puerto	3,082	—	—	—
Foreign	Telsa gest Guatemala	2,148	—	—	—
Foreign	Telefónica El Salvador	153,546	—	—	—
83.628.100-4	Sonda S.A.	—	2,170,468	—	—

	Total	24,962,004	12,095,958	20,488,463	24,456,253

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

6.	Balances and transactions with related companies, continued:

	c)	Transactions:
				2003		2002
				ThCh$		ThCh$
		Nature	Description
		of	of		Effect on		Effect on
Company	Tax No.	Relationship	transaction	Amount	income	Amount	income

Telefónica España	Foreign	Parent Co.	Sales and Services	—	—	26,526	26,526

Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases and Services Rendered	528,903	528,903	527,181	527,181
			Financial Expenses	520,325	520,325	846,946	846,946

Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales and Services	5,275,972	5,275,972	4,892,667	4,892,667
			Purchases and Services Rendered	6,409,026	6,409,026	5,099,140	5,099,140
			Financial Income	343,048	343,048	—	—
			Other Non-operating Income	1,567,667	1,567,667	—	—

Terra Networks Chile S.A.	96.834.230-4	Associate	Sales and Services	5,846,905	5,846,905	1,912,309	1,912,309
			Purchases and Services Rendered	2,271,764	2,271,764	359,663	359,663

Atento Chile S.A	96.895.220-k	Associate	Sales and Services	955,309	955,309	1,198,673	1,198,673
			Purchases and Services Rendered	12,161,767	12,161,767	12,633,564	12,633,564
			Other Non-operating Income	16,735	16,735	27,165	27,165

Emergia Chile S.A.	96.910.730-9	Associate	Sales and Services	1,061,156	1,061,156	1,284,626	1,284,626
			Purchases and Services Rendered	82,310	82,310	43,271	43,271
			Other Non-operating Income	—	—	12,465	12,465

Telefonica Whole Sale International Services	Foreign	Associate	Sales and Services	373,030	373,030	—	—
			Purchases and Services Rendered	1,496,752	1,496,752	—	—

Atento Recursos Ltda.	78.868.200-k	Associate	Sales and Services	13,238	13,238	347,822	347,822

Telefonica. Procesos y Tecnología de Información S.A.	Foreign	Associate	Other Non-operating Income	—	—	416,772	416,772

T-Data Corp	Foreign	Associate	Sales and Services	—	—	1,334,127	1,334,127

The conditions of the Mandate and Mercantile Current Account are short and long-term respectively. In the case of Telefónica Internacional Chile S.A. it is denominated in US dollars, accruing interest at a variable rate which adjusts to market conditions (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

7.	Income tax and deferred taxes:

	a)	General information:

As of December 31, 2003 the Parent Company has recorded a first category income tax provision of ThCh$5,205,537 (net of application of the tax benefit for taxable losses), in 2002 no provision was recorded as the Company had accumulated tax losses of approximately ThCh$89,000,000. Likewise, there are subsidiaries with accumulated taxable losses as of December 31, 2003 and 2002 and which amount to ThCh$121,310,494 and ThCh$144,751,813, respectively.

As of December 31, 2003 and 2002 subsidiaries with positive taxable income have recorded a first category income tax provision of ThCh$4,350,421 and ThCh$7,900,598 respectively.

As of December 31, 2003 subsidiaries with a positive balance in Taxed Retained Earnings and their associated credits, are detailed in the following table:

	Taxed	Taxed	Taxed	Taxed	Amount of
	Retained	Retained	Retained	Retained	credit
Subsidiaries	Earnings	Earnings	Earnings	Earnings
	w/15% credit	w/16% credit	w/16.5% credit	W/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A	3	532,601	2,430,691	2,442,934	2,963,296
CTC Transmisiones Regionales S.A.	—	2,924,451	727,123	768,570	3,651,574
Globus 120 S.A.	369,319	151,032	118,682	270,421	639,033
Telefónica Empresas CTC Chile S.A.	6,814	259,100	192,642	87,432	458,556

Total	376,136	3,867,184	3,469,138	3,569,357	7,712,459

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

7.	Income tax and deferred income taxes, continued:

	b)	Deferred taxes:

As of December 31, 2003 and 2002, temporary differences resulted in net deferred tax liabilities amounting to ThCh$29,464,486 and ThCh$10,910,229, respectively and the breakdown is as follows:

Description	2003				2002

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

Temporary differences
Allowance for doubtful accounts	14,398,438	—	—	—	18,708,340	—	—	—
Vacation provision	799,070	—	—	—	788,024	—	—	—
Tax benefits for tax losses	—	20,622,784	—	—	336,844	38,313,779	—	—
Staff severance indemnities	—	2,407	—	1,333,064	—	10,844	—	6,224,268
Leased assets and liabilities	69,144	619,500	—	121,708	62,406	757,580	—	152,470
Property, plant and equipment	60,630	4,631,375	—	196,304,714	—	3,664,739	—	209,670,615
Difference in amount of capitalized staff severance	—	897,685	—	5,458,235	—	1,035,209	—	—
Software	—	—	—	975,936	—	—	—	5,886,395
Deferred charge on sale of assets	—	—	—	2,269,622	—	—	—	4,316,429
Investment in Terra Networks S.A.	—	—	—	—	3,239,585	—	—	—
Collective negotiation bonus	—	—	—	137,115	—	—	—	—
Other events	1,782,373	352,594	8,292	1,410,254	2,305,160	1,437,004	—	1,137,151

Sub-Total	17,109,655	27,126,345	8,292	208,010,648	25,440,359	45,219,155	—	227,387,328

Complementary accounts net of accumulated amortization	—	(10,259,102)	—	(144,577,556)	—	(13,663,750)	—	(159,481,335)

Sub-Total	17,109,655	16,867,243	8,292	63,433,092	25,440,359	31,555,405	—	67,905,993

Tax reclassification	(8,292)	(16,867,243)	(8,292)	(16,867,243)	—	(31,555,405)	—	(31,555,405)

Total	17,101,363	—	—	46,565,849	25,440,359	—	—	36,350,588

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

7.	Income tax and deferred income taxes, continued:

	c)	Income tax breakdown:

The current tax expense shown in the following table arises from the determination of taxable income, net of credits for donations, training expenses and other credits.

Description	2003	2002
	ThCh$	ThCh$

Tax expense before tax benefits (income tax)	23,059,866	7,900,598
Current tax expense (Flat Article No. 21 – 35%)	83,721	310,196
Recuperation tax losses per dividends of subsidiaries	—	(5,401,690)
Adjustment of tax expense (prior year)	(736,545)	—

Income tax subtotal	22,407,042	2,809,104

– Effect of deferred tax assets or liabilities for the period	8,606,887	8,809,480
– Tax benefit for tax losses (1)	(13,503,908)	—
– Effect of amortization of deferred tax assets and liabilities complementary accounts	11,499,131	15,365,360

Deferred tax subtotal	6,602,110	24,174,840

Total income tax expense	29,009,152	26,983,944

(1)	Income tax for 2003 amounts to ThCh$9,555,958 after applying the taxable loss tax benefit.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

8.	Other Current Assets:

The detail of other current assets is as follows:
	2003	2002
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement	8,301,477	—
Collective negotiation bonus to be amortized (a)	2,243,188	1,165,919
Adjustment to market value for cellular equipment to be commercialized (c)	4,416,987	4,021,237
Exchange insurance premiums to be amortized	772,159	1,616,871
Telephone directories for connection program	4,211,874	4,483,731
Higher bond discount rate to be amortized (note 24)	499,417	704,771
Disbursements for placement of bonds to be amortized (note 24)	1,212,862	1,779,688
Disbursements for foreign financing proceeds to be amortized (b)	641,123	493,985
Exchange difference insurance debtors (net of partial liquidations)	17,939,054	12,752,987
Deferred charges for modification of staff severance indemnities discount rate (net)	—	511,814
Others	2,021,259	1,412,190

Total	42,259,400	28,943,193

(a) During June 2002, the Company signed a 2-year collective agreement with some of its employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special negotiation bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment will be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective collective contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month collective agreement with another part of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the collective agreement.

The long-term portion is shown under “Other Long-term” (Note 13).

(b) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

Corresponds to marked-to-market cellular equipment kept in stock at period closing date, which is charged to income based on the negotiation modality, contract or pre-payment, applicable to the equipment.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

9.	Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2003		2002

Description	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$

Land	—	27,630,776	—	27,645,852

Construction and Infrastructure Works	73,123,020	185,701,152	71,158,729	184,983,357

Machinery and equipment	1,941,237,905	3,456,701,757	1,768,611,654	3,327,825,508
Central office telephone equipment	1,000,674,283	1,634,053,166	893,106,884	1,550,120,365
External plant	657,310,535	1,395,592,164	612,104,371	1,375,777,768
Subscribers’ equipment	252,049,742	391,577,013	229,411,266	366,507,544
General equipment	31,203,345	35,479,414	33,989,133	35,419,831

Other Property, Plant and Equipment	200,815,970	376,190,313	138,353,965	397,312,019
Office furniture and equipment	94,669,770	128,576,052	68,910,514	129,001,137
Projects, work in progress and their materials	—	101,753,384	—	136,656,311
Leased assets (1)	4,308,288	10,698,620	4,460,183	11,354,015

Property, plant and equipment temporarily out of service	16,717,057	30,370,581	11,246,483	23,785,223
Software and others	85,120,855	104,791,676	53,736,785	96,515,333

Technical revaluation-Circular 550	10,403,590	9,224,415	10,429,788	9,221,570

Total	2,225,580,485	4,055,448,413	1,988,554,136	3,946,988,306

(1)	As of December 2003 this account is mainly composed of: ThCh$5,505,649 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$642,902 with 15-year contract conditions since 1996, ThCh$3,238,902 gross value of electronic and computer equipment with accumulated depreciation of ThCh$3,055,922 with 12-year contract conditions since 1994, in addition to ThCh$982,332 gross value of long-distance transmission equipment with accumulated depreciation of ThCh$221,025 under 18-year contract conditions since 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and its current balance amounts to ThCh$ 211,052,471. Accumulated depreciation of this interest amounts to ThCh$101,847,799 and ThCh$82,274,696 in 2003 and 2002, respectively.

A depreciation charge for the year amounting to ThCh$263,687,423 and ThCh$263,645,559 for 2003 and 2002, respectively was recorded as operating cost, and a depreciation charge of ThCh$1,834,915 for 2003 and ThCh$262,112 for 2002 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, composed mainly of the La Serena Cable TV network not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones, amounted to ThCh$3,668,537 and ThCh$1,716,087 in 2003 and 2002, which is classified under “Other Non-operating Expenses”.

The detail by caption of the technical revaluation is as follows:
Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Property, plant and equipment 2003 ThCh$	Property, plant and equipment 2002 ThCh$

Land	(477,371)	—	(477,371)	(477,371)
Construction and infrastructure works	(983,054)	(3,594,400)	(4,577,454)	(4,579,969)
Machinery and equipment	281,250	13,997,990	14,279,240	14,278,910

Total	(1,179,175)	10,403,590	9,224,415	9,221,570

Depreciation of the technical reappraisal surplus for the period amounts to ThCh$(29,141) in 2003 and ThCh$(23,798) in 2002.
Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$739,718,717 in 2003 and ThCh$537,970,122 in 2002, which include ThCh$11,976,674 and ThCh$11,692,058, respectively, from the reappraisals mentioned in Circular No. 550

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued (Translation of financial statements originally issued in Spanish)

10.	Investments in Related Companies:

The breakdown of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency control- ling the investment	No. of shares	Holding percentage		Shareholders' equity of the companies		Income for the year		Accrued income		Equity Value		Unearned Income		Investment book value

					2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular participación S.A. (1)	Brasil	Dólar	48,950,000	2.61	2.61	164,152,529	198,348,582	2,190,965	3,008,084	57,184	78,511	4,284,381	5,176,898	—	—	4,284,381	5,176,898

93.541.000-2	Impresora y Comercial Publiguías S.A.	Chile	Pesos	45,648	9.00	9.00	30,839,044	25,264,122	9,108,286	6,966,256	819,746	626,963	2,775,514	2,273,771	—	—	2,775,514	2,273,771

96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (1)	Chile	Pesos	271,615	20.00	20.00	468,695	588,115	(119,419)	(546,005)	(23,884)	(109,201)	93,739	117,623	—	—	93,739	117,623

96.895.220-K	Atento Chile S.A. (1)	Chile	Pesos	3,209,374	28.84	28.84	9,947,375	9,193,343	754,034	38,762	217,464	11,179	2,868,823	2,651,360	—	—	2,868,823	2,651,360

96.725.400-2	Sonda S.A. (2)	Chile	Pesos	—	—	35.00	—	91,965,791	—	4,720,526	(389,749)	1,652,184	—	32,188,027	—	—	—	32,188,027

In development	Bolsa de Oportunidades de Negocios S.A.	Chile	Pesos	—	—	19.00	—	2,084,137	—	—	—	—	—	395,986	—	—	—	395,986

In development	Time Interating	Chile	Pesos	—	—	10.25	—	741,698	—	—	—	—	—	76,024	—	—	—	76,024

96.571.690-4	Servibanca S.A.	Chile	Pesos	—	—	43.33	—	—	—	216,820	—	93,948	—	—	—	—	—	—

96.768.410-4	Payroll S.A.	Chile	Pesos	—	—	33.33	—	—	—	82,091	—	27,361	—	—	—	—	—	—

96.539.380-3	Ediciones Financieras S.A.	Chile	Pesos	—	—	6.66	—	—	—	(30,210)	—	(2,012)	—	—	—	—	—	—

	Total												10,022,457	42,879,689			10,022,457	42,879,689

(1) Recognition of income for this company is that accrued for Agost 2002 and 2003.

(2) “As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company.”

During September 2002, Telefónica Empresas sold and transferred 25% ownership in Sonda S.A., to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies linked to Mr. Andrés Navarro. This operation meant disbursements on the part of the purchasing companies amounting to ThCh$ 27,920,701 (historical), implying for Telefónica Empresas a net effect on income (loss), amounting to ThCh$ 1,889,316, product of proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. Once this transaction was carried out, Telefónica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefónica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada can exercise the option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefónica Empresas became aware of the decision of Inversiones Santa Isabel Limitada, to anticipate and exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), implying an effect on income, before taxes amounting to ThCh$ 6,999,276, (ThCh$ 5,683,065 net of tax effect).

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

11.	Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2003		2002

Taxpayer No.	Company	Year	Amount amortized In the period ThCh$	Balance of Goodwill ThCh$	Amount amortized In the period ThCh$	Balance of Goodwill ThCh$

Foreign	Consorcio telefónica do Brasil	2001	175,677	2,692,919	175,677	2,868,596
90.430.000-4	CTC Globus S.A.	1998	1,083,868	16,045,361	1,083,868	17,129,229
78.703.410-1	Tecnonáutica S.A.	1999	143,747	1,004,329	66,464	1,147,606
96.786.140-5	Telefónica Móvil S.A.	1997	9,862,763	137,727,405	9,862,763	147,590,168
96.834.320-3	Infoera S.A.	1999	88,605	620,231	41,843	708,836
96.811.570-7	Telepeajes S.A.	2001	38,924	38,924	15,016	77,616
83.628.100-4	Sonda S.A. (a)	1999	11,690,198	—	12,615,271	11,676,548
Foreign	Sonda Uruguay	1999	—	—	95,310	—
Foreign	Setco S.A. (Uruguay)	1999	—	—	93,559	—
Foreign	Sonda del Ecuador	1997	—	—	26,167	—
96.571.690-4	Servibanca	2000	—	—	24,381	—
96.768.410-4	Payroll	1999	—	—	1,237	—
96.894.490-8	Puerto Norte	2000	—	—	865	—
96.895.220-K	Atento Chile S.A.	2001	—	—	355,255	—
Foreign	Sonda Bancos	2001	—	—	6,561	—
Foreign	Sonda Perú	2001	—	—	3,346	—
Foreign	Bismark (México)	2001	—	—	3,231	—
Foreign	Tecnoglobal S.A.	2001	—	—	36,104	—
Foreign	Bac Financiero	2001	—	—	60,878	—
96.833.930-3	Telef. Comunicaciones Empresariales	2001	—	—	147,983	—
96.590.960-5	Tecnópolis	2001	—	—	1,361	—
Foreign	Track S.A.	2002	—	—	1,584	—
Foreign	Sonda Do Brasil	2002	—	—	189,788	—

	Total		23,083,782	158,129,169	24,908,512	181,198,599

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

As of the closing date of these financial statements there has been no impairment of goodwill as per Circular No. 150 of the Superintendency of Securities and Insurance.

a) In 2002 amortization of goodwill includes ThCh$8,972,951, as extraordinary amortization of the sale of 25% ownership that Telefónica Empresas had in Sonda S.A. Due to the sale of the 35% participation had of this company in July 2003, the balance of goodwill remaining as of that date, which amounted to ThCh$9,808,257 historical was amortized.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

12.	Intangibles:

The detail of Intangibles is as follows:

	2003 ThCh$	2002 ThCh$

Underwater cable rights (gross)	28,462,244	20,929,370
Accumulated amortization previous period	(2,366,196)	(1,608,103)
Amortization for the period	(921,677)	(760,761)
Licenses (Software) (gross)	2,351,580	2,104,520
Accumulated amortization previous period	(262,112)	—
Amortization for the period	(662,474)	(262,112)
Licenses for use of wireless (gross)	9,592,766	9,593,549
Accumulated amortization previous period	(26,649)	—
Amortization for the period	(319,757)	(26,649)

Total Net Intangibles	35,847,725	29,969,814

13.	Others (from Other Assets):

The detail of Others is as follows:

	2003	2002
	ThCh$	ThCh$

Disbursements for obtaining external financing to be amortized (see note 8b)	1,237,642	1,933,407
Collective negotiation bonus to be amortized ( see note 8a)	2,296,251	1,054,863
Bond issue expenses to be amortized ( see note 24)	2,116,204	4,219,206
Higher bond discount rate to be amortized ( see note 24)	3,424,200	4,670,069
Telephone directories for connection programs	—	1,899,247
Deferred exchange insurance premiums to be amortized	106,910	439,600
Rental of telephone posts paid in advance	191,235	1,352,034
Guarantee deposits	132,527	332,370
Others	715,281	833,812

Total	10,220,250	16,734,608

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

14.	Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$			U.F.		$		TOTAL

Taxp. No.	Short-term	2003	2002		2003	2002	2003	2002	2003	2002
		ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97.015.000-5	SANTANDER SANTIAGO	—	—		—	—	9,948,701	—	9,948,701	—
97.030.000-7	BANCO ESTADO	—	—		—	9,283,360	9,379,587	—	9,379,587	9,283,360

	Total	—	—		—	9,283,350	19,328,288	—	19,328,288	9,283,350

	Capital owed	—	—		—	9,269,903	19,099,879	—	19,099,879	9,269,903

	Average annual interest rate	—	—		—	0.78%	3.29%	—	3.29%	0.78%

	Short-term portion of long-term

Foreign	BANCO CITIBANK	6,493,471	117,544,936		—	—	—	—	6,493,471	117,544,936
Foreign	SANTANDER SANTIAGO	—	—		60,365,639	9,939,642	—	—	60,365,639	9,939,642
Extranjera	ABN AMRO BANK	940,171	1,560,784		—	—	—	—	940,171	1,560,784
Extranjera	BANCO BILBAO VIZCAYA ARGENTARIA	15,548,925	18,329,413		—	—	—	—	15,548,925	18,329,413
79.561.240-8	CHASE MANHATTAN	—	378,938		—	—	—	—	—	378,938

	Total	22,982,567	137,814,071		60,365,639	9,939,642	—	—	83,348,206	147,753,713

	Capital owed	21,222,682	134,809,697		60,150,600	9,808,706	—	—	81,373,282	144,618,403

	Average annual interest rate	1.68%	2.39%		1.65%	0.90%		—	1.66%	2.29%

	Percentage of obligations in foreign currency:	21.12%	for 2003	and	87.52%	for 2002
	Percentage of obligations in national currency:	78.88%	for 2003	and	12.48%	for 2002

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

15.	Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

			Currency	Years to maturity for long-term portion			Long-term		Long-term
			or				portion		portion
	Bank or Financial		Indexation				as of		as of
Taxp. No.	Institution		Index	1 to 2	2 to 3	3 to 5	31-12-03		31-03-2003

				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	BANCO CITIBANK		US$	6,377,682	3,188,841	—	9,566,523	Libor + 0.57%	19,488,450
EXTRANJERA	ABN AMRO BANK (2)		US$	—	62,349,000	115,791,000	178,140,000	Libor + 1.063%	254,028,635
97.008.000-7	BANCO BILBAO VIZCAYA ARGENTARIA		US$	118,760,000	—	—	118,760,000	Libor + 1.056%	—
		SUBTOTAL		125,137,682	65,537,841	115,791,000	306,466,523	2.25%	360,612,617
	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO		UF	—	—	—	—		60,120,600
									—
		SUBTOTAL		—	—	—	—	—	60,120,600

		TOTAL		125,137,682	65,537,841	115,791,000	306,466,523	2.25%	420,733,217

Percentage of obligations in foreign currency:	0.00%	in 2003	and	0.00%	in 2002
Percentage of obligations in local currency:	0.00%	in 2003	and	0.00%	in 2002

(1)	In April and June 2003, the Company prepaid loans in the amount of US$ 90,000,000 and US$ 30,000,000 which it had with this bank.
(2)	In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

16.	Obligations with the public, continued:

	b)	Bonds

The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Current nominal amount placed	Bond readjustment unit	Interest rate	Final maturity	Frequency		Par value		Placement In Chile or abroad
						Interest payment	Amortizations	2003	2002

				%				ThCh$	ThCh$
Short-term portion of long-term bonds
143.27.06.91	E (d)	—	U.F.	6.000	Apr.2003	Semi-annual	Semi-annual	—	2,674,704	Chile
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,395,556	1,407,139	Chile
177.12.08.94	I (b)	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	—	2,291,386	Chile
203.23.04.98	K	7,576	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	1,831,639	1,677,445	Chile

Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	4,932,200	6,090,698	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	3,888,061	5,130,552	Abroad
Issued in Luxembourg	Eurobonds (a)	132,200,000	EURO	5.375	Aug.2004	Semi-annual	Maturity	100,657,772	2,649,357	Abroad

							Total	112,705,228	21,921,281

Long-term bonds
143.27.06.91	F	821,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	13,898,572	15,099,608	Chile
177.12.08.94	I	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	—	24,310,370	Chile
203.23.04.98	K	3,992,424	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	67,551,818	67,646,245	Chile

Emitidos en New York	Yankee Bonds (c)	187,685,000	US$	7.625	Jul.2006	Semi-annual	Maturity	111,447,353	145,159,220	Abroad
Emitidos en New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	118,760,000	145,159,220	Abroad
Emitidos en Luxemburgo	Eurobonos (a)	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	—	119,939,914	Abroad

							Total	311,657,743	517,314,577

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

16.	Obligations with the Public, continued:

	a)	Bonds, continued:

		a)	Since June 2002, Telefónica CTC Chile, has made partial purchases of its placement in euros, at 2003 year-end, anticipated redemption of this placement amounts to 67.8 million euros.

		b)	During May 2003, Telefónica CTC Chile, prepaid this bond placement, paying the full balance of principal (UF) plus interest accrued to date.

		c)	Since May 2003, Telefónica CTC Chile, has partially repurchased 12.3 million dollars of its placement denominated in the same currency, this repurchase was carried out at an average of 111.05% of the par value, which meant paying 13.68 million dollars, plus accrued interest as of that date on the nominal amount of the repurchase.

		d)	In April 2003, the last installment of this issuance was paid.

These transactions have implied recognizing a charge to income for the balances under “Disbursements for Placement of Bonds to be Amortized”, as well as the expenses corresponding to “Higher Bond Discount Rate to be Amortized”.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

17.	Accruals:

The detail of accurals shown in liabilities is as follows:
	2003	2002
	ThCh$	ThCh$

Current
Staff severance indemnities	189,690	91,120
Vacation	4,700,413	5,495,037
Other employee benefits (a)	8,564,725	6,805,035
Employee benefit advances	(1,872,518)	(2,339,480)

	11,582,310	10,051,712

Long-term
Staff severance indemnities	19,195,552	17,429,825

Total	30,777,862	27,481,537

(a)	Includes provisions for the concept of: incentive guaranteed as per current collective agreement and others.

During 2003 and 2002 uncollectible debts of ThCh$25,981,552 and ThCh$9,122,834, respectively have been written off

18.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:
	2003	2002
	ThCh$	ThCh$

Operating costs and administration and selling expenses	4,070,318	4,089,841
Other non-operating expenses (a)	—	11,578,232

Total	4,070,318	15,668,073

Payments in the period	(2,206,021)	(19,365,835)

(a)	As of December 2002, a Company restructuring plan materialized. The mentioned plan mainly considered a new business reordering for the Company and its subsidiaries and termination of approximately 1,070 employees.

19.	Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries belonging to third parties. The breakdown for 2003 and 2002 is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
	Interest		December 30,		for the years ended
					December 31,
	2003	2002	2003	2002	2003	2002
Subsidiaries	%	%	M$	M$	M$	M$

Soc. Nacional de Procesamiento de Datos S.A. (a)	—	—	—	—	—	613,742
Administradora de Sistemas de Telepeajes de Chile S.A.	19.01	19.01	93,424	28,097	(9,774)	(12,744)
CTC – Transmisiones Regionales S.A.	0.84	0.84	1,094,395	935,032	159,364	156,909
Fundación Telefónica	50.00	50.00	176,399	185,281	(8,883)	12,330
Comunicaciones Mundiales S.A.	—	0.34	—	5,276	—	87
CTC Equipos y Servicios S.A.	0.01	—	31	—	8	—

Total			1,364,249	1,153,686	140,715	770,324

(a)	Corresponds to the participation of third parties in the revenues of this subsidiary which was consolidated until August 2002.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

20.	Shareholders’ Equity

During the 2002 and 2003 periods, changes in shareholders' equity accounts are as follows:

						Accumulated		Net (loss)
				Reserva		deficit		income	Total
	Paid-in	Contributed	Other	futuros	Retained	development		for the	shareholders’
	capital	surplus	reserves	Dividendos	earnings	period		period	equity

	ThCh$	ThCh$	ThCh$	M$	ThCh$	ThCh$		ThCh$	ThCh$
2003

Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	—	451,465,216	—		(17,680,376)	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	—	(17,680,376)	—		17,680,376	—
Increase for capitalization of share premium	114,512,356	(114,512,356)	—	—	—	—		—	—
Final dividend 2002	—	—	—	—	(16,750,249)	—		—	(16,750,249)
Adjustment of foreign investment conversion reserve	—	—	(2,721,166)	—	—	—		—	(2,721,166)
Price-level restatement	8,509,805	—	5,231	—	4,369,992	—		—	12,885,028
Net income for the period	—	—	—	—	—	—		10,133,882	10,133,882

Balance as of December 31, 2003	859,490,28	—	(791,199)	—	421,404,583	—		10,133,882	1,290,237,547

2002

Balances as of December 31, 2001	715,017,592	111,177,044	1,536,666	—	435,806,854	(371,667)		4,111,658	1,267,278,147
Transfer of 2001 net income to retained earning	—	—	—	—	4,111,658	—		(4,111,658)	—
Absorption of accumulated deficit development period	—	—	—	—	(371,667)	371,667		—	—
Final dividend 2001	—	—	—	—	(1,233,497)	—		—	(1,233,497)
Adjustment of foreign investment conversion reserve	—	—	362,843	—	—	—	`	—	362,843
Price-level restatement	21,450,528	3,335,312	25,227	—	13,151,868	—		—	37,962,935
Net income (loss) loss for the period	—	—	—	—	—	—		(17,680,376)	(17,680,376)

Balance as of December 31, 2002	736,468,120	114,512,356	1,924,736	—	451,465,216	—		(17,680,376)	1,286,690,052

Restated balances as of December 31, 2002	743,832,801	115,657,480	1,943,983	—	455,979,868	—		(17,857,180)	1,299,556,952

As established in Article No. 10 of Law 18,046 on Corporations, price-level restatement of shareholders’ equity has been incorporated to paid in capital.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

20.	Equity, continued:

	(a)	Paid-in capital:

As of December 31, 2003, the Company’s paid-in capital is as follows:

Number of shares:
	No. of subscribed	No. of paid shares	No. of shares with
Series	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:
	Subscribed	Paid-in
	Capital	Capital
Series	ThCh$	ThCh$

A	784,814,326	784,814,326
B	74,675,955	74,675,955

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to increase stock capital, due to capitalization of the contributed surplus in the sum of ThCh$114,512,356.

(b)	Shareholder distribution:

As established in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders by percentage shareholding in the Company as of December 31, 2003 is as follows:

	Percentage of Total
	holdings	Number of
Type of shareholder	%	shareholders

10% holding or more	58.08	2
Less than 10% holding:
Investment equal to or exceeding UF 200	41.21	2,296
Investment under UF 200	0.71	11,640

Total	100.00	13,938

Company controller	43.64	1

(c)	Dividends:

As established in Law No. 18,046, unless otherwise agreed upon at a Shareholders’ Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be destined to be distributed as dividends.

On April 4, 2002, the Shareholders’ Meeting agreed to the payment of a dividend of ThCh$ 1,233,497 (historical) with a charge to retained earnings, which was paid on May 15, 2002.

On April 4, 2003, the Ordinary Shareholders’ Meeting was informed of the dividend distribution policy proposed by the Board for 2003.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

20.	Equity, continued:

	(c)	Dividends, continued:

Distribute for 2003, at least 30% of net income generated in the year – percentage that is equal to that required by law – by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders’ Meeting.

On June 11, 2003, the Extraordinary Shareholders’ Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

	(d)	Other reserves:

The Company has established reserves since 1994 for the acquisition of Invercom S.A. and Instacom S.A., in 1998 for the acquisition of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefónica de Brasil Celular Holding.

		Amount

	Company	December 31, 2002 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of December 31, 2003 ThCh$

96.720.710-1	Invercom S.A.	41,007	410	—	41,417
84.119.600-7	Instacom S.A.	15,726	157	—	15,883
83.628.100-4	Sonda S.A.	1,401,666	—	(1,401,666)	—
Extranjero	TBS Participación S.A. (1)	466,337	4,664	(1,319,500)	(848,499)

	Total	1,924,736	5,231	(2,721,166)	(791,199)

(1)	This movement corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

	(e)	Subsidiary development stage deficit:

The Ordinary Shareholders’ Meeting held on April 4, 2002, approved the absorption of the accumulated deficit development period that the Company had shown until December 31, 2001, in its subsidiaries Telefónica Gestión de Servicios Compartidos S.A. and Infoera S.A

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

21.	Income and Expenses:

	a)	Income and operating cost:

The detail of operating revenue and expenses is as follows:

	2003	2002
	ThCh$	ThCh$

Operating revenues
Revenues from sale of services	730,663,326	792,463,176
Revenues from sale of equipment and projects	82,126,888	77,261,767
Total operating revenues	812,790,214	869,724,943
Depreciation and amortization	263,687,423	263,645,589
Salaries and employee benefits	56,839,346	80,361,842
Cost of long distance services and interconnections	74,444,387	70,302,106
Cost of sales of equipment and projects	53,581,364	54,391,341
Provision for doubtful accounts	28,292,476	26,261,077
Contracts with third parties	37,079,782	45,269,824
Cost of sales of information technology development	—	13,646,105
Vehicle, office and equipment rentals	10,024,869	11,650,863
Materials (includes obsolescence provisions)	3,755,321	6,201,482
Pole rentals	4,539,981	5,493,267
Telephone directory printing	6,481,778	5,099,140
Others	15,544,498	23,880,649

Total operating costs	554,271,225	606,203,285

Gross profit	258,518,989	263,521,658

Depreciation includes ThCh$19,573,103 and ThCh$18,202,682 in 2003 and 2002, respectively, for capitalized interest.

b)	Other non-operating income:

The breakdown of other non-operating income is as follows:

	2003	2002
Other Income	ThCh$	ThCh$

Adjustment of Terra Network to market value	3,364,037	—
Penalties on suppliers and indemnities	2,639,797	—
Net gain on sale of shares	—	1,802,100
Final compensatory indemnity for termination of Publiguías contract	1,567,677	—
Net income from sale of subsidiary Sonda (a)	3,558,280	7,953,118
Net revenues from sale of Property, plant and equipment	—	921,198
Dividends received	—	174,230
Extraordinary recovery of written off accounts	—	889,586
Administrative services	—	76,163
Others	1,204,077	1,537,344

Total	12,333,868	13,353,739

a)	Corresponds to net income for the sale of 35% and 25% ownership in Sonda S.A for 2003 and 2002 respectively, originated by the difference between the amount received of ThCh$33,388,363 and ThCh$ 28,729,933 for 2003 and 2002 and the book value of the investment.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

21.	Income and Expenses, continued:

	(c)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:
	2003	2002
	ThCh$	ThCh$

Other Expenses:
Lawsuit indemnities and other provisions	869,503	3,147,034
Depreciation and retirement of out of service property, plant and equipment (1)	8,163,006	2,022,212
Under provided taxes	—	281,408
Provision for decrease in market value – Terra Networks S.A.	—	7,642,364
Difference in tax recovery	—	543,011
Donations	525,676	—
Restructuring costs	—	15,376,678
Provision for expired assets	2,046,761	—
Others	866,090	9,246,039

Total	12,471,036	38,258,746

(2)	As of September 2003 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2002 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

(2)	As of December 2002, a Company restructuring plan materialized. The mentioned plan mainly considered a reordering of the Company’s business and termination of approximately 1,070 employees.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

22.	Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2003	2002
		ThCh$	ThCh$

Inventories	C.P.I.	88,670	489,790
Other current assets	C.P.I.	663,578	911,133
Other current assets	U.F.	(6,258,474)	(6,714,886)
Short and long-term deferred taxes	C.P.I.	1,472,434	4,756,580
Property, plant and equipment	C.P.I.	18,824,441	60,808,949
Investments in related companies	C.P.I	440,304	712,870
Goodwill.	C.P.I.	1,816,503	6,275,363
Long-term debtors	C.P.I.	—	3,210
Long-term debtors	U.F.	(1,283,879)	(4,813,400)
Other long-term assets	C.P.I.	230,917	900,864
Other long-term assets	U.F.	2,277,699	9,247,565
Prepaid expenses	C.P.I.	5,098	5,758
Prepaid expenses	U.F.	27,969	(2,548)
Expense accounts	C.P.I.	155,848	15,459,608

Total Credits		18,461,108	88,040,856

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2003	2002
		ThCh$	ThCh$

Short-term obligations	C.P.I.	40,086	(415,234)
Short-term obligations	U.F.	(1,716,641)	(18,676,331)
Long-term obligations	C.P.I.	(13,110)	(235,908)
Long-term obligations	U.F.	(3,211,488)	(14,162,297)
Shareholders’ equity	C.P.I.	(12,885,028)	(38,342,564)
Revenue accounts	C.P.I.	(298,602)	(22,434,946)

Total Charges		(18,084,783)	(94,267,280)

Loss from price-level restatement, net		376,325	(6,226,426)

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

23.	Exchange differences:

The detail of exchange differences is as follows:

Assets (Charges) Credits	Currency	2003	2002
		ThCh$	ThCh$

Inventories	US$	—	58,180
Other current assets	US$	(6,373,787)	36,490,042
Other current assets	EURO	(6,333,205)	(249,071)
Property, plant and equipment	US$	—	1,188
Long-term receivables	US$	330,862	25,430,460
Long-term receivables	EURO	(6,908,485)	—
Other long-term assets	US$	(378,197)	(292,001)
Other long-term assets	EURO	105,583	146,210
Prepaid expenses	US$	—	65

Total Credits (Charges)		(19,557,229)	61,585,073

Liabilities (Charges) Credits	Currency	2003	2002
		ThCh$	ThCh$

Short-term obligations	US$	(98,694,883)	(3,285,654)
Short-term obligations	EURO	1,850,043	10,352,983
Long-term obligations	US$	105,526,161	(61,202,710)
Long-term obligations	EURO	11,134,239	(10,264,923)
Long-term obligations	OTHERS	—	(1,077)

Total Credits (Charges)		19,815,560	(64,401,381)

Income (loss), net, from exchange differences		258,331	(2,816,308)

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

24.	Issuance and placement of shares and debt expense:

The detail of this item is as follows:
	Short-term		Long-term

	2003	2002	2003	2002
	ThCh$	ThCh$	ThCh$	ThCh$

Higher bond discount rate to be amortized	1,212,862	1,779,688	2,116,204	4,219,206
Disbursements for bond issuance to be amortized	499,417	704,771	3,424,200	4,670,069

Total	1,712,279	2,484,459	5,540,404	8,889,275

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 16 “Obligations with the Public”.

25.	Cash flows:

Financing and investment activities that do not generate cash flows during the year, but which commit future cash flows are as follows:

	a)	Financing activities: The breakdown of financing activities that commit future cash flows are:
Obligations with banks and financial institutions	— see Notes No. 14 and 15
Obligations with the public	— see Notes No. 16

b)	Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$

Zero	2004	5,320,448
Zero	2005	16,554,591
PRD	2004	3,562,800
BCD	2004	13,063,600

c)	Cash and cash equivalents:

	2003	2002
	ThCh$	ThCh$

Cash and bank	19,342,775	17,010,423
Time deposits	5,377,980	2,442,662
Resale agreements	8,301,477	—
Mutual funds	308,425	1,790,441

Total	33,330,657	21,243,526

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

26.	Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT							VALUE OF PROTECTED ITEM ThCh$	AFFECTED ACCOUNTS
		CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	PROTECTED ITEM OR TRANSACTION
									asset/LIABILITY		EFFECT ON INCOME

						NAME	AMOUNT		NAME	AMOUNT ThCh$	REALIZED	UNREALIZED ThCh$

FR	CI	164,800,000	I Trim.	Exchange	C	Oblig. in	164,800,000	97,858,240	asset	97,858,240	—	(21,410,868)
			2004	rate		US$			liabilities	(113,467,520)
FR	CI	10,000,000	II Trim.	Exchange	C	Oblig. in	10,000,000	5,938,000	asset	5,938,000	—	(1,264,979)
			2004	rate		US$			liabilities	(5,886,843)
FR	CI	80,000,000	III Trim.	Exchange	C	Oblig. in	80,000,000	47,504,000	asset	47,504,000	—	(10,243,763)
			2004	rate		US$			liabilities	(54,907,878)
FR	CI	40,000,000	IV Trim.	Exchange	C	Oblig. in	40,000,000	23,752,000	asset	23,752,000	—	(5,229,910)
			2004	rate		US$			liabilities	(26,508,610)
FR	CI	15,000,000	I Trim.	Exchange	C	Oblig. in	15,000,000	8,907,000	asset	8,907,000	—	(1,891,603)
			2005	rate		US$			liabilities	(9,770,325)
FR	CI	25,000,000	II Trim.	Exchange	C	Oblig. in	25,000,000	14,845,000	asset	14,845,000	—	(3,224,325)
			2005	rate		US$			liabilities	(16,089,745)
FR	CI	19,000,000	III Trim.	Exchange	C	Oblig. in	19,000,000	11,282,200	asset	11,282,200	—	(2,280,833)
			2006	rate		US$			liabilities	(11,446,682)
FR	CCPE	48,900,000	I Trim.	Exchange	C	Oblig. in	48,900,000	29,036,820	asset	29,036,820	—	(7,034,595)
			2004	rate		US$			liabilities	(34,346,329)
FR	CCPE	159,284,132	II Trim.	Exchange	C	Oblig. in	159,284,132	94,582,917	asset	94,582,917	—	(18,468,438)
			2004	rate		US$			liabilities	(111,644,040)
FR	CCPE	125,500,000	III Trim.	Exchange	C	Oblig. in	125,500,000	74,521,900	asset	74,521,900	—	(13,449,664)
			2004	rate		US$			liabilities	(86,631,862)
FR	CCPE	161,700,000	IV Trim.	Exchange	C	Oblig. in	161,700,000	96,017,460	asset	96,017,460	—	(7,953,493)
			2004	rate		US$			liabilities	(101,797,072)
FR	CCPE	79,300,000	I Trim.	Exchange	C	Oblig. in	79,300,000	47,088,340	asset	47,088,340	—	(1,531,532)
			2005	rate		US$			liabilities	(47,173,770)
FR	CCPE	135,000,000	III Trim.	Exchange	C	Oblig. in	135,000,000	100,568,250	asset	100,568,250	—	16,581,571)
			2004	rate		EURO			liabilities	(84,481,519)
FR	CCPE	13,000,000	I Trim.	Exchange	C	Oblig. in	13,000,000	7,719,400	asset	7,719,400	—	(1,538,067)
			2004	rate		US$			liabilities	(9,484,042)
FR	CCPE	54,000,000	II Trim.	Exchange	C	Oblig. in	54,000,000	32,065,200	asset	32,065,200	—	(5,649,438)
			2004	rate		US$			liabilities	(38,514,064)
FR	CCPE	13,000,000	III Trim.	Exchange	C	Oblig. in	13,000,000	7,719,400	asset	7,719,400	—	(239,535)
			2004	rate		US$			liabilities	(7,992,305)
FR	CCPE	7,000,000	IV Trim.	Exchange	C	Oblig. in	7,000,000	4,156,600	asset	4,156,600	—	(335,370)
			2004	rate		US$			liabilities	(4,644,722)
FR	CCPE	4,000,000	I Trim.	Exchange	C	Oblig. in	4,000,000	2,375,200	asset	2,375,200	—	(24,440)
			2005	rate		US$			liabilities	(2,385,092)

FR	CCPE	3,112,790	III Trim.	Exchange	C	Oblig. in	3,112,790	1,848,375	asset	1,848,375	—	(214,316)
			2004	rate		EURO			liabilities	(2,088,166)

S	CCTE	150,000,000	I Trim.	Interest	C	Oblig. in	150,000,000	—	liabilities	(126,138)	(6,305,464)	(126,138)
			2004	rate		US$

S	CCPE	100,000,000	III Trim.	Interest	C	Oblig. in	100,000,000	—	asset	1,141,139	(673,665)	1,141,139
			2004	rate		EURO

Income to be deferred for exchange insurance to be amortized									liabilities	(1,978,671)	906,086	2,287,465
Costs to be deferred for exchange insurance to be amortized									asset	879,069	(782,860)	(1,772,045)
Exchange insurance expired during the year ( net )											(29,859,719)

Total											(36,715,622)	(83,873,177)

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing items
S : Swap	CCTE: Hedge contract for anticipated items
CI: Investment hedge contract

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

27.	Contingencies and restrictions:

	a)	Lawsuits:

		(i)	Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch$2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

		(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving to former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition other lawsuits involving 116 former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it improbable that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

		(iii)	Complaint against Chilean government:

Telefónica CTC Chile continued its efforts to correct the illegalities of Decree No. 187 which set its rates. An administrative motion to set aside was filed. After a negative response from the authority, Telefónica CTC Chile filed an indemnity complaint against the government for illegalities incurred in the rate setting process.

The complaint was for US$274 million, plus readjustments and interest and covers past and future damages up to May 2004, arising from charging lower rates than should have legally been set.

The Third Civil Court of Santiago accepted the complaint, notifying the Government. Once the Government answered, and after the replication and rejoinder with which the discussion period ended, the Court dictated the evidence stage, setting the pertinent, substantial and controversial points of evidence. To date the evidence stage where both parties presented instrumental and testimonial evidence has expired. Certain evidence measures are still pending.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

27.	Contingencies and restrictions, continued:

(vi) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$3,647,689,175 in addition to accruals during substantiation of the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). To date the discussion period has expired and the evidence stage is pending.

	b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which establish among others: maximum debt clauses that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.60, whereas the interest coverage ratio cannot be less than 3.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2003 the Company meets all the financial restrictions.

28.	Third party guarantees:

The Company has not received any guarantees from third parties.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.	Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

		2003	2002
Description	Currency	ThCh$	ThCh$

Total current assets:		420,683,512	450,847,644

Cash	Non-indexed Ch$	14,142,665	16,581,348
	Dollars	5,191,616	186,593
	Euros	8,494	242,483
Time deposits	Indexed Ch$	269,023	265,273
	Dollars	5,108,957	2,177,388
Marketable securities	Indexed Ch$	308,426	9,693,490
	Non-indexed Ch$	—	1,659,004
	Dollars	42,901,257	66,227,656
Notes and accounts receivable (a)	Indexed Ch$	578,837	5,840,272
	Non-indexed Ch$	231,368,179	234,237,547
Notes and accounts receivable from related companies	Non-indexed Ch$	8,286,310	5,387,866
	Dollars	10,248,176	11,897,201
Other current assets (b)	Indexed Ch$	57,624,266	52,567,317
	Non-indexed Ch$	24,633,749	27,452,688
	Dollars	19,766,857	15,807,893
	Euros	246,700	623,625

Total property, plant and equipment :		1,829,867,928	1,958,434,170
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,829,867,928	1,958,434,170

Total other long-term assets		244,429,371	305,975,224
Investment in related companies	Indexed Ch$	10,022,457	42,879,689
Investment in other companies	Indexed Ch$	3,854	3,854
Goodwill	Indexed Ch$	158,129,169	181,198,599
Other long-term assets (c)	Indexed Ch$	52,827,449	50,368,879
	Non-indexed Ch$	7,436,309	6,535,665
	Dollars	16,010,133	24,667,003
	Euros	—	321,535

Total assets		2,494,980,811	2,715,257,038

	Indexed Ch$	2,109,631,409	2,301,251,543
	Non-indexed Ch$	285,867,212	291,854,118
	Dollars	99,226,996	120,963,734
	Euros	255,194	1,187,643

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.
(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(c)	Includes the following balance sheet accounts: Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.	Local and Foreign Currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

DESCRIPTION	Currency	2003		2002		2003		2002

			Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with banks and financial institutions	Indexed Ch$	—	—	—	—	—	—	9,283,360	0.78
	Non-indexed Ch$	9,948,701	3.24	—	—	9,379,587	3.36	—	—

Short-term portion of obligations with bank and financial institutions	Indexed Ch$	60,365,638	1.85	115,732	—	—	—	9,823,909	0.90
	Dollars	19,793,727	1.69	25,046,967	2.30	3,188,841	1.71	112,767,105	2.40

Obligations with the public (Bonds payable)	Indexed Ch$	1,703,457	5.89	—	—	1,523,738	5.89	8,050,674	5.78
	Dollars	8,820,261	—	11,221,249	—	—	—	—	—
	Euros		—	—	—	100,657,772	5.38	2,649,358	—

Long-term obligations maturing within a year	Indexed Ch$	439,365	8.91	433,145	8.95	8,343	8.84	61,512	8.89

Notes and accounts payable to related parties	Non-indexed Ch$	—	—	—	—	263,952	—	—	—
	Dollars	24,698,052	—	9,082,650	—	—	—	3,013,308	—

Other current liabilities (d)	Indexed Ch$	—	—	1,683,605	—	73,171,912	—	392,453	—
	Non-indexed Ch$	164,741,922	—	182,793,578	—	8,714	—	1,119,248	—
	Dollars	8,881,812	—	5,677,406	—	—	—	—	—

TOTAL CURRENT LIABILITIES		299,392,935		236,054,332		188,202,859		147,160,927

Subtotal by currency	Indexed Ch$	62,508,460	—	2,232,482	—	74,967,945	—	27,611,908	—
	Non-indexed Ch$	199,388,675	—	191,876,228	—	9,388,301	—	4,132,556	—
	Dollars	37,495,800	—	41,945,622	—	3,188,841	—	112,767,105	—
	Euros	—	—	—	—	100,657,772	—	2,649,358	—

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned income and Other current liabilities.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.	Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2003		2003		2003		2003

			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
financial institutions	Dollars	190,675,523	2.27	115,791,000	2.24	—	—	—	—
Bonds payable	Indexed Ch$	4,211,687	6.20	6,262,597	6.38	24,629,218	6.52	46,346,888	6.68
	Dollars	230,207,353	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	12,736,955	—	7,314,549	—	16,878,698	—	17,303,524	—
	Non-indexed Ch$	1,779,824	—	534,498	—	1,188,985	—	19,433,459	—
	Dollars	20,488,463	2.07	—	—	—	—	—	—

TOTAL LONG-TERM LIABILITIES		460,099,805		129,902,644		42,696,901		83,083,871

Subtotal by currency	Indexed Ch$	16,948,642	—	13,577,146	—	41,507,916	—	63,650,412
	Non-indexed Ch$	1,779,824	—	534,498	—	1,188,985	—	19,433,459
	Dollars	441,371,339	—	115,791,000	—	—	—	—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2002		2002		2002		2002

			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate

		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	60,120,600	0.52	112,767,106	2.38	—	—	—	—
	Dollars	247,845,511	2.73	—	—	—	—	—	—
Bonds payable	Indexed Ch$	7,412,533	5.78	9,462,420	5.85	32,624,303	6.17	57,556,967	6.57
	Dollars	—	—	290,318,440	8.00	—	—	—	—
	Euros	119,939,914	5.38	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	20,112,335	—	5,651,053	—	8,122,409	—	11,418,241	—
	Non-indexed Ch$	3,163,561	—	448,736	—	1,105,787	—	18,804,972	—
	Dollars	24,456,253	3.00	—	—	—	—	—	—

TOTAL LONG-TERM LIABILITIES		483,050,707		418,647,755		41,852,499		87,780,180

Subtotal by currency	Indexed Ch$	87,645,468	—	127,880,579	—	40,746,712	—	68,975,208
	Non-indexed Ch$	3,163,561	—	448,736	—	1,105,787	—	18,804,972
	Dollars	272,301,764	—	290,318,440	—	—	—	—
	Euros	119,939,914	—	—	—	—	—	—

(e)	Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

30.	Sanctions:

On November 14, 2003 the Company was notified by the Superintendency of Securities and Insurance, in Resolution No. 351 in which the General Manager of Globus 120 S.A. was sanctioned for10 Unidades de Fomento.

31.	Subsequent events:

	a)	Renegotiation of BBVA loan.

On January 16, 2004, Telefónica CTC Chile and BBVA N.Y., agreed to extend the bilateral loan originally granted on January 21, 1998. Renewal was for a 1-year term, expiring on January 21, 2005. The amount of the loan is US$25 million, with an interest rate of Libor 180 days plus a margin of 50 bps.

	b)	Mobile telephone service rate decree.

On January 21, 2004, the Ministries of Transport and Telecommunications and Economy, sent the rate decree that sets the levels, structure and rates of indexation mechanisms for the interconnection rates of mobile telephony companies to the Contraloría General de la República.

In the period between January 1 and 23, 2004, there have been no other significant subsequent events that affect these financial statements.

32.	Environment:

In the opinion of Management and their internal legal counsel and because the nature of the Company’s operations does not directly or indirectly affect the environment, as of the closing date of these financial statements no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

33.	Accounts payable:

The detail of the accounts payable balance is as follows:
	2003	2002
	ThCh$	ThCh$

Suppliers
Local	103,346,549	95,934,635
Foreign	7,030,294	8,277,711
Carrier service	10,162,106	11,552,802
Accrual of completion percentage	11,160,540	35,620,358

Total	131,699,489	151,385,506

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

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Management’s Discussion and Analysis of the Consolidated Financial Statements	2

	INDICE

1.	Highlights	3

2.	Volume statistics, property, plant & equipment and statements of income	7

3.	Analysis of results for the year

	3.1 Operating Income	9
	3.2 Non-operating Result	10
	3.3 Net Income for the year	11

4.	Results by business area	13

5.	Statement of cash flows	14

6.	Financial indicators	15

7.	Explanation of the main differences between market or economic value and the book value of the Company’s assets	16

8.	Regulatory issues	16

9.	Analysis of markets, competition and relative participation	19

10.	Analysis of market risk	23
.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	3

1.	HIGHLIGHTS

Results for the Period and Business Statistics for the Company

As of December 31, 2003, Telefónica CTC Chile recorded consolidated net income of Ch$ 10,134 million, figure that positively compares to the loss of Ch$ 17,857 million obtained as of December 31 of the previous year.

At an operating level, the revenues of Telefónica CTC Chile reached a surplus of Ch$ 115,358 million. For comparison purposes, it should be noted that as of December 2002, the Company’s consolidated income include the contribution of subsidiary Sonda for the January / August period.

Certain financial statement information presented as described and quantified in Note 3 (*)

	For the nine month period ended December 31,
	2002 (*)	2003	% Variation

Revenues	803,366	812,790	1.2%
Costs	(416,318)	(433,745)	4.2%

EBITDA	387,047	379,045	–2.1%

Depreciation	(257,582)	(263,687)	2.4%

Operating Income	129,466	115,358	–10.9%

(*) For comparison purposes 2002 does not include income and costs of SONDA S.A.

Including the effects of Sonda, in 2003 consolidated operating income shows a decrease of 12.5% in relation to the previous year.

Non-operating income as of December 31, 2003, shows a deficit of Ch$ 76,074 million, 37.6% less than the previous year, derived mainly from the drop in financial expenses associated to a lower debt level and improved financing conditions, compensated in part by a decrease in financial income, due to lower available funds. On the other hand there is a drop in other non-operating income, together with net income from price-level restatement that positively compares to the loss recorded in 2002.

Inasmuch as business operating figures, as of December 31, 2003, Telefónica CTC Chile’s regular telephone lines in use reached 2,416,779, showing a decrease of 10.0% in relation to December 31, 2002. In the ADSL service, customers reached 125,262 with a growth of 131.3% in relation to the previous year. Mobile service customers reached 2,269,757 with a growth of 22.7% in comparison to 2002. The long-distance business presented a drop in traffic of 9.8% in national long distance (NLD) and a drop of 3.2% in outgoing international long distance (ILD), reaching 647 million minutes and 64 million minutes, as of December 31, 2003, respectively. ATM links for corporate customers increased by 4.1% whereas IP dedicated links grew by 85.3%.

As of December 31, 2003, the corporation’s staff reached 4,780 employees, which represents an increase of 4.6% in respect to December 2002.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	4

Tariff Setting Process for Telefónica CTC (Local Telephone Service)

As an issue prior to beginning of the rate setting process of the services rendered by Telefónica CTC Chile, on January 13 of this year Telefónica CTC Chile S.A. requested the pronouncement of the Resolutive Commission to decree freedom of rates in specific geographical zones, define the telephone services that will be subject to rate regulation where the market conditions do not yet merit a rate freedom regime and determine that Telefónica CTC Chile has the right to offer alternative rate plans without prior authorization.

On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Resolutive Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that a pronouncement on that matter was not in their jurisdiction.

On April 30, 2003, Telefónica CTC presented to the Communications Undersecretary (Subtel) its proposal for Technical Economic Basis for the Rate Setting Study of the Services provided to the public and for the Rate Setting Study of services provided by Telefónica CTC Chile to other Public Telephone concessionaires, to intermediate services concessionaires that provide long distance telephone service and to suppliers of complementary services.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Basis. In this respect, Telefónica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Experts Commission in accordance with what is established in the Law and in the Regulations that Regulate the Procedure, Publicity and Participation in the Rate Setting Process.

The Experts Commission was officially formed on June 17, by the experts designated by Telefónica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on 76 controversies formulated by Telefónica CTC Chile, with the exception of a single one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical – Economic Basis that govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefónica CTC Chile.

On November 6, 2003 Telefónica CTC Chile, presented the Rate Study setting the levels, structure and indexation mechanism for services subject to rate setting.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	5

Rate flexibility

Since Resolution No. 686 was not very precise in the matter of Rate Flexibility, on September 1, 2003, Telefónica CTC Chile presented a request to clarify and complement such resolution to the Honorable Resolutive Commission, in respect to this important matter.

It is thus that the Honorable Resolutive Commission finally made a pronouncement on the request of Telefónica CTC Chile and by means of Resolution No. 709 of October 13, 2003 resolved to: “Accept the request made in fs 476 by Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No.686, of May 20, 2003, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates in other plans can be offered, but the conditions in these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority.”

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, keeping to a general framework for the application of the flexibility which must be defined by the authority, without requesting authorization for each plan. In this respect, Telefónica CTC Chile requested from the authority that they dictate the corresponding standards. To date Subtel has not made a pronouncement.

Mobile Telephone Interconnection Rate Setting Process

On January 10, 2003, Telefónica Móvil presented to Subtel its Technical Economic Basis proposal to govern the access charges rate setting study for the 2004-2009 period.

By means of Resolution issued on February 22, 2003, Subtel approved the Final Technical Economic Basis that will govern the rate setting process for interconnection services of the concessionaires of the mobile telephone public service.

Last July 25, Telefónica Móvil presented the Rate Study to set rates for services subject to rate setting.

On November 22, 2003, the Report of Objections and Counter Proposals to the rates proposed by Telefónica Móvil S.A. for services subject to rate setting was notified. Telefónica Móvil S.A. requested the formation of an Expert Commission, which was formed on December 2, 2003, to make a pronouncement on the controversies presented by concessionaire Telefónica Móvil S.A. for the services subject to rate setting. On December 20, the Expert Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert Commission.

The Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the Contraloría General de la República, with the supporting report attached.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	6

Decrease in Financial Debt and Distribution of Dividends

Telefónica CTC Chile has continued improving its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through the global drop in interest rates. As of December 31, 2003, the debt ratio, measured as the relationship between current liabilities and shareholders’ equity was 0.93, figure that has shown a continuous downward tendency comparing favorably to the ratio of 1.09 recorded in the same period the previous year. As of December 31, 2003, financial debt reached US$1,412.7 million, reflecting a decrease of 8.9% in relation to the nominal financial debt of US$ 1,550 million recorded as of December 31 of the previous year. The drop in debt levels together with the improved financing conditions and the drop in the dollar decreased financial expenses by 25.6% in 2003.

The Extraordinary Shareholders’ Meeting held on July 11, 2003, agreed to pay a dividend of Ch$16,750.2 million (historical), which was paid on July 31, 2003, with a charge to retained earnings as of December 31 de 2002.

Offer of Telefónica S.A. to Purchase Shares of Terra Networks

On May 28, 2003 Telefónica S.A. announced an offer to purchase 100 % of the shares of Terra Lycos. On July 10, 2003 the Board of Directors of CTC Transmisiones Regionales S.A. agreed to participate in the offer (OPA) and sell its 2,984,986 shares of Terra Networks S.A., at a unit price of 5,25 euros. This transaction materialized on July 27, 2003 with the purchase by Telefónica S.A., of all the shares that were for sale, which meant recognizing in non-operating income net income in the amount of Ch$3,364 million in 2003, figure that is in contrast with the loss of Ch$ 7,642 recorded the previous year.

Placement of Negotiable Instruments

On January 27, 2003, Telefónica CTC Chile S.A. registered in the Securities Registry a line of negotiable securities with a maximum amount of Ch$ 35,000 million, with a 10-year term. On June 26 Telefónica CTC Chile, placed Ch$ 20,000 million, through a placing agent, in two series of equal nominal value, with final expiry in September and November 2003.

As of December 31, 2003 the line is available for Ch$ 35,000 million, after having paid for the two series mentioned above at their respective expiries.

Sale of Istel

On July 23, 2003, Telefónica CTC Chile S.A. signed a sales commitment contract with Isapre Consalud S.A. in virtue of which it committed to the sale of shares of Compañía de Telecomunicaciones de Chile Isapre S.A. (Istel).

On September 1, 2003 the sale materialized by means of the signing of the respective contract. This transaction had a negative impact on non-operating income of approximately Ch$ 67 million.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	7

Sale of Sonda S.A.

On September 26, 2002, Telefónica Empresas CTC Chile S.A. signed an agreement by which it sold and transferred 25% ownership in Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andrés Navarro H. This agreement also stipulated a purchase option to these companies for the remaining 35%, setting a maximum deadline of July 25, 2005.

On July 29, 2003, Telefónica Empresas CTC Chile S.A. became aware of the decision of Inversiones Santa Isabel Limitada to advance exercising of the purchase option mentioned above. The sale of these shares meant recognizing a negative effect on the consolidated income of Telefónica CTC Chile S.A. of Ch$5,668 million in 2003.

2003 Collective Negotiation Process

During 2003 the collective contracts of 12 syndicate organizations including 2,370 employees from Head Office and certain subsidiaries had to be renewed. In October it was negotiated in advance and an agreement was reached with 4 organizations, which delivered a solution to 95% of the employees that had to be negotiated, a total of 2,246 employees, introducing important changes in the collective contract. These changes point to introducing greater variability in remunerations, associating them both to individual performance and to global company results, generating mechanisms that allow gradual adaptation of remuneration to the market, achieve greater flexibility to adapt schedules to the needs of the customers, and in general build a collective contract that better adapts to the current needs of the Company and its customers. These agreements are a benchmark that marks the beginning of a new relationship with employees and their leaders.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	8

2. VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1 VOLUME STATISTICS

			VARIATION
	DECEMBER	DECEMBER
DESCRIPTION	2002	2003	Q	%

Lines in Service at (end of period)	2,686,695	2,416,779	(269,916)	–10.0%
Total Average Lines in Service	2,732,208	2,558,291	(173,917)	–6.4%
Local calls (millions) (1)	5,110	4,841	(269)	–5.3%
Inter-primary DLD Minute (2) (thousands)	3,035,641	2,545,118	(490,523)	–16.2%
Total ILD Minutes (3) (thousands)	2,024,691	1,483,157	(541,534)	–26.7%
ILD Minute Outgoing (incl. Internet)	1,715,588	1,114,563	(601,025)	–35.0%
ILD Minutes Incoming	309,103	368,593	59,490	19.2%
Line Connections	340,419	308,266	(32,153)	–9.4%
Mobile Telephone Customers	1,849,283	2,269,757	420,474	22.7%
ADSL Connections in Service	54,163	125,262	71,099	131.3%
Permanent Personnel Telefónica CTC Chile	2,540	2,642	102	4.0%
Permanent Personnel Subsidiaries	2,031	2,138	107	5.3%
Total Corporate Personnel	4,571	4,780	209	4.6%

1.	Does not include calls from public phones owned by the Company.
2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.
3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of December 31, 2003)

			VARIATION
	DECEMBER	DECEMBER
DESCRIPTION	2002	2003	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,810,332	3,953,695	143,363	3.8%
Projects and Works in Progress	136,656	101,753	(34,903)	–25.5%
Accumulated Depreciation	(1,988,554)	(2,225,580)	(237,026)	11.9%

NET PROPERTY, PLANT & EQUIPMENT	1,958,434	1,829,868	(128,566)	–6.6%

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TABLE No. 3 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED AS OF DECEMBER 31, 2003 AND 2002 (Figures in millions of pesos as of 31.12.03)	9

			VARIATION (2003/2002)
	Jan – Dec	Jan – Dec
DESCRIPTION	2002	2003	MCh$	%

Local Telephone Service	385,039	374,541	(10,498)	–2.7%
Basic Telephone Service	325,361	301,415	(23,946)	–7.4%
Fixed Charges	160,320	152,142	(8,178)	–5.1%
Variable Income	158,011	143,651	(14,360)	–9.1%
Connections and Other Installations	7,030	5,622	(1,408)	–20.0%

Access Charges and Interconnections (1)	23,497	25,630	2,133	9.1%
National Long Distance	9,530	8,767	(763)	–8.0%
International Long Distance	3,548	2,685	(863)	24.3%
Other Charges and Interconnection Services	10,419	14,178	3,759	36.1%

Advertisements in Telephone Directories	4,892	5,380	488	10.0%

Other Local Telephone Services	31,289	42,116	10,827	34.6%
Value Added Service	17,335	18,130	795	4.6%
Commercialization of Equipment	5,017	8,806	3,789	75.5%
Other Services	8,937	15,180	6,243	69.9%

Long Distance	75,477	61,655	(13,822)	–18.3%
National Long Distance	33,265	26,209	(7,056)	–21.2%
International Service	28,328	24,576	(3,752)	–13.2%
Media and circuit rentals	13,884	10,870	(3,014)	–21.7%

Mobile Communications	209,001	237,620	28,619	13.7%
Mobile Communications	122,103	149,427	27,324	22.4%
CPP Interconnection (2)	86,898	88,193	1,295	1.5%

Corporate Communications	87,068	78,733	(8,335)	–9.6%
Equipment Sales and Rental, Network Sales	49,314	36,039	(13,275)	–26.9%
Private Services	37,754	42,694	4,940	13.1%

Other Businesses	113,140	60,241	(52,899)	–46.8%
Information Services (3)	62,945	—	(62,945)	N.A.
Public Telephones	12,199	11,081	(1,118)	–9.2%
ITI Maintenance and Equipment Sales	28,526	30,937	2,411	8.5%
Other Income (4)	9,470	18,223	8,753	92.4%

TOTAL OPERATING INCOME	869,725	812,790	(56,935)	–6.5%

OPERATING COSTS	(606,203)	(554,271)	51,932	–8.6%
Payroll	(80,362)	(56,839)	23,523	–29.3%
Depreciation	(263,646)	(263,687)	(41)	0.0%
Other Operating Costs	(262,195)	(233,745)	28,450	–10.9%
ADMINISTRATION AND SELLING COSTS	(131,719)	(143,161)	(11,442)	8.7%

TOTAL OPERATING COSTS	(737,922)	(697,432)	40,490	–5.5%

OPERATING INCOME	131,803	115,358	(16,445)	–12.5%

Financial Income	16,858	7,077	(9,781)	–58.0%
Other Non-operating Income	13,354	12,334	(1,020)	–7.6%
Income from Investment in Related Companies (5)	2,379	680	(1,699)	–71.4%
Financial Expenses	(82,287)	(61,245)	21,042	25.6%
Amortization of Goodwill	(24,909)	(23,084)	1,825	–7.3%
Other Non-operating Expenses	(38,259)	(12,471)	25,788	–67.4%
Price-level Restatement	(9,041)	635	9,676	C.S.

NON-OPERATING INCOME	(121,905)	(76,074)	45,831	–37.6%

INCOME BEFORE INCOME TAX	9,898	39,284	29,386	296.9%

Taxes	(26,984)	(29,009)	(2,025)	7.5%
Minority Interest	(771)	(141)	630	–81.7%

NET INCOME (6)	(17,857)	10,134	27,991	C.S.

(1)	Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.
(2)	Corresponds to income recorded in Telefónica Móvil.
(3)	Revenues from Sonda S.A. are included only in 2002 due to deconsolidation as of September of that year.
(4)	Includes revenues from Istel, Telemergencia and Tgestiona
(5)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(6)	For comparative purposes certain reclassifications have been made for 2002 statements of income.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	10

3.	ANALYSIS OF RESULTS FOR THE YEAR

3.1	OPERATING INCOME

As of December 31, 2003, operating income reached Ch$ 115,358 million which represents a decrease of 12.5% in comparison to the previous year.

Operating Income

Operating income for the period reached Ch$ 812,790 million showing a decrease of 6.5% in relation to 2002. This decrease mainly incorporates the effects of the deconsolidation of Sonda as of September 2002. Isolating this effect, operating income grew by 1.2% in relation to the previous year.

This variation was mainly originated by a 13.7% increase in mobile services, together with a growth of 13.1% in income associated to corporate data and circuits. The above was counteracted in part by an 18.3% decrease in long distance income and a 2.7% drop in income from local services. The latter mainly due to the increased generation of income equivalent to 26.8% for value added services and other local telephone services, such as ADSL, in addition to the growth of 9.1% in income from access charges and interconnections that compensated in part the lower income derived from the decrease in the Corporation’s lines of service.

It should be noted that due to the Company’s business reconfiguration, income from commercialization of equipment to the PYMES customer segment is managed as of the end of 2002 by the local telephone business, causing this business to show an increase of 75.5% in this line of income. Due to the same business reconfiguration, during 2003, the Internet connections business is focalized through a specific business area (Telefónica Internet Empresas), reflected in part in the Ch$8,753 million growth observed in the income from the Company’s other businesses. Until 2002 this income was recognized by the corporate communications business, which explains its 26.9% drop in income from commercialization of equipment and advanced telephone services.

Income from Local Telephone Service: Income from Basic Telephone Service decreased by 7.4% in respect to the previous year. The variation experienced by this income is mainly derived from: (i) the 5.1% decrease in the level of fixed income, corresponding to the fixed monthly charge for network connections, mainly due to the decrease in lines in use, the 1% reduction in the rates of this service established in the Rate Decree applied in May of each year. (ii) the 9.1% drop in variable income, mainly due to the decrease in lines in use, to the behavior of the drop in traffic per line and a 1% reduction in the rates for this service established in the Rate Decree.

Consolidated income from access charges and interconnections increased by 9.1%, mainly due to a 36.1% increase in access charges with other companies in the sector. This is compensated in part by a 24.3% decrease in income from international long distance access charges, due to the 26.7% drop in international interconnection traffic and an 8% decrease in national long distance due to a 16.2% drop in national interconnection traffic.

Other Local Telephone Services, increased by 34.6% due to a 4.6% increase in value added services, 7.5% higher income from commercialization of equipment, especially from the sale of equipment to the PYMES segment, which due to the business reconfiguration applied by the Company as of the end of 2002 is commercialized through the corporate communications business. Other services increased by 69.9% mainly due to the contribution of ADSL broad band, which shows sustained growth during the last few years.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	11

Long Distance: Income from these services decreased by 18.3% in respect to 2002, due to a 21.2% and 13.2% decrease in NLD and ILD, respectively, the latter influenced by a decrease in the average prices of these services, together with a 9.8% and 3.2% drop in NLD and ILD traffic, respectively. Rental of media and circuits shows lower income equivalent to 21.7% in relation to 2002.

Mobile Communications: Total income from this business increased by 13.7% in relation to 2002, mainly due to the 15.3% growth experienced in the average mobile customer portfolio, partially offset by the drop in average income per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that this business includes income regulated by incoming traffic to mobile telephones (CPP).

Corporate Communications: This business income shows a 9.6% decrease in respect to the previous year, due to a 26.9% drop in commercialization of equipment and advanced telephone services, mainly due to the transfer of sales of equipment to the PYMES segment to the local business and the transfer of the Internet connections management business to Telefónica Internet Empresas due to the Company’s business reconfiguration. This was partly offset by a 13.1% growth in income from data and circuits.

Other Operating Income: This income, excluding the effect of Sonda in 2002, shows a 20% increase due to the contribution of the Internet connection business as of 2003, together with the 8.5% growth in income from maintenance and interior telephone installations (ITI).

Operating Costs

Operating costs of Ch$697,432 million for the period decreased by 5.5% compared to 2002.

This decrease is mainly explained by a 29.3% decrease in payroll costs, excluding Sonda in 2002, reflecting the savings effect of the workforce reduction carried out by the Company in October 2002. Depreciation maintained a similar level to the previous year, however there was a 2.4% increase when including Sonda in 2002, derived mainly from the startup of operation of new assets in service in the Company. Other operating costs dropped by 10.9%, notwithstanding, when Sonda is included in 2002, they increase by 2.4% mainly due to the increase in the costs of the mobile business associated to the growth of its activities, which has translated basically in an increase in selling costs and interconnection costs.

Administration and selling costs increased by 8.7% compared to 2002, however when Sonda is excluded in 2002 they increase by 17.9% mainly due to the increase in the cost of mobile business associated to the growth in its activities, outsourcing services, sales commissions and bank fees, partly offset by payroll savings due to the reduction of the Company’s workforce.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	12

3.2	NON-OPERATING INCOME

Non-operating income obtained in 2003 shows a deficit of Ch$76,074 million, figure that is 37.6% less than the non-operating deficit in 2002. The variation in non-operating income is broken down as follows:

Financial income shows a drop of 58.0%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation’s financial debt.

Other non-operating income shows a 7.6% decrease mainly explained by higher income recorded in 2002 arising from the sale of shares, including the sale of 25 % of Sonda S.A., whose total contribution was higher due to the effects recorded in 2003 from the sale of the remaining 35% participation in Sonda S.A., the higher value of Terra Networks shares in the market and final adjustment of the compensatory indemnity for advanced termination of the contract with Publiguías S.A.

Financial expenses show a 25.6% decrease in 2003, associated mainly to smaller financial debt, better financing conditions, lower interest rates and the effects of the drop in the dollar value.

Other non-operating income decreased by 67.4%, derived mainly from higher expenses incurred in 2002 due to the effect of the lower value of the shares of Terra Networks in the market and administrative restructuring costs recorded this year, the amount of which exceeded the effects of withdrawal of assets recorded in 2003.

Price-level restatement shows net income of Ch$635 million which compares positively with the Ch$9,041 million loss recorded in 2002, figure that partly reflects the devaluation effects of Sonda’s investments in Argentina and Brazil. It should be noted, that a 100% hedge has been maintained for exchange rate changes. The Company’s exchange rate (peso-dollar) hedge policy was able to neutralize the effects of the exchange rate variations in 2002 and 2003.

3.3	NET INCOME FOR THE YEAR

Net income showed a gain of Ch$10,134 million, in comparison to a loss of Ch$17,857 million in 2002. Income obtained in the year derives from the 12.5% decrease in operating income, compensated by a 37.6% decrease in the non-operating deficit in relation to the previous year.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	13

4.	RESULTS BY BUSINESS AREA

Local Telephone Business: Presented a net loss of Ch$21,098 million in the year, situation that represents a deficit decrease of Ch$ 31,588 million in respect to the previous year, explained by a decrease of 46.9% in non-operating deficit.

Long Distance Business: Shows net income of Ch$18,704 million, a 4.5% decrease in comparison to the previous year. This variation is composed of a 30.3% drop in operating income and non-operating income of Ch$1,167 million which is below the deficit of Ch$10,999 million recorded in 2002.

Corporate Communications Business: Contributed net income of Ch$17,407 million in the year, whereas in 2002 it recorded net income of Ch$16,960 million, maintaining, in general terms, its level of operating and non-operating income, notwithstanding that in 2003 management of sale of equipment to the PYMES segment and Internet connections were transferred to other lines of business of the Corporation.

Mobile Telephone Business: The mobile telephone business contributed net income of Ch$4,543 in the year, whereas in 2002 it had net income of Ch $3,937 million. This positive contribution is derived from better non-operating income and lower income taxes, compensated in part by a decrease in operating income in relation to the previous year.

Other Businesses: These businesses together generated a loss of Ch$ 9,421 million explained by a non-operating deficit of Ch$ 13,358 million in 2003, whereas the previous year they recorded non-operating income of Ch$8,419 million. These businesses mainly include public telephone services, maintenance and installation of basic telephone equipment, servicing and monitoring Telemergencia alarms, Isapre Istel (until August 2003) and shared services. In addition, until August 2002 they include income from Sonda S.A., as of that date they reflect the effects of the sale under Non-operating income, both in 2002 and 2003.

The following graph shows the contribution of each business area to corporate income:

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Management’s Discussion and Analysis of the Consolidated Financial Statements	14

INCOME AND COSTS BY BUSINESS
AS OF DECEMBER 31, 2002 AND 2003
(Figures in million of pesos as of 31.12.03)

	Local		Corporate Communications		Long Distance		Mobile Telephones		Others

	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003

Operating Income	434,572	431,948	116,190	98,583	100,853	91,072	217,638	242,399	135,701	86,103
Income	385,039	374,541	87,068	78,733	75,477	61,655	209,001	237,620	113,140	60,241
Intercompany Transfers	49,533	57,407	29,122	19,850	25,376	29,417	8,637	4,779	22,561	25,862

Operating Expenses	(385,783)	(384,433)	(95,501)	(78,531)	(65,672)	(66,546)	(200,917)	(228,931)	(130,137)	(81,076)
Payroll	(55,449)	(50,778)	(14,664)	(8,106)	(6,492)	(5,654)	(13,733)	(14,387)	(25,788)	(10,949)
Depreciation	(174,296)	(167,692)	(11,165)	(12,104)	(9,894)	(10,946)	(51,506)	(64,018)	(17,116)	(11,979)
Goods and Services	(95,914)	(117,143)	(36,688)	(21,158)	(36,334)	(35,249)	(125,784)	(139,815)	(63,098)	(27,453)
Intercompany Transfers	(60,124)	(48,820)	(32,984)	(37,163)	(12,952)	(14,697)	(9,894)	(10,711)	(24,135)	(30,695)

Operating Income	48,789	47,515	20,689	20,052	35,181	24,526	16,721	13,468	5,564	5,027

Non-operating Income and Expenses
Financial Expenses	(82,766)	(60,404)	(461)	(18)	(223)	(16)	2,227	(869)	(1,065)	60
Other Income and Expenses	(24,770)	(1,442)	(1,120)	(599)	(8,222)	862	(1,855)	(1,618)	(3,652)	(12,031)
Intercompany Transfers	23,332	17,154	276	(496)	(2,554)	(2,013)	(12,492)	(8,485)	(3,702)	(1,387)

Non-operating Income	(84,204)	(44,692)	(1,305)	(1,113)	(10,999)	(1,167)	(12,120)	(10,972)	(8,419)	(13,358)

R.A.I.I.D.A.I.E (*)	221,647	230,918	31,012	31,060	34,300	34,321	53,881	67,382	15,327	3,587

Taxes and Others	(17,270)	(23,921)	(2,423)	(1,532)	(4,590)	(4,656)	(664)	2,048	(2,806)	(1,089)
Income After Taxes	(52,686)	(21,098)	16,960	17,407	19,592	18,704	3,937	4,543	(5,661)	(9,421)

(*)	R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESs
AS OF DECEMBER 31 OF EACH YEAR
(Figures in millions of pesos as of 12.31.03)

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Management’s Discussion and Analysis of the Consolidated Financial Statements	15

5.	STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of December 31, 2003)

			VARIATION
	JAN-DEC	JAN-DEC
DESCRIPTION	2002	2003	MCh$	%

Cash flows from operating activities	327,841	284,325	(43,516)	–13.3%
Cash flows from financing activities	(256,454)	(171,783)	84,671	–33.0%
Cash flows from investment activities	(135,761)	(99,949)	35,812	–26.4%
Effect of inflation on cash and cash equivalents	(2,266)	(506)	1,760	–77.7%
Net change in cash and cash equivalents for the period	(66,642)	12,087	78,729	C.S.

The positive variation of Ch$12,087 million in cash flows in 2003 compared to the negative variation of Ch$ 66,642 million in 2002, is derived from the generation of lower amortization and prepayment destined to decrease the financial debt and lower cash flows originated from operating activities, the amount of which is less to lower flows originated for the operating activities.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	16

6.	FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION		JAN - DEC		JAN - DEC
		2002		2003

LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)		1.18		0.86

Acid Ratio
(Most liquid assets / Current Liabilities)		0.25		0.14

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)		1.09		0.93

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.73		0.59

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		0.92		1.53

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
(Operating Income / Operating Revenues)		15.2%		14.2%

Operational Income Return		6.1%		5.9%
(Operating Income / Net Property, Plant and Equipment (1))

Net Income per Share	–$	18.7		$10.6
(Net Income / Average number of paid shares each year)

Return on Equity
(Net income / Average shareholders’ equity)		–1.4%		0.8%

Return Shareholders’ on Assets
(Net income / Average assets)		–0.61%		0.39%

Operating Assets Yield
(Net income / Average operating assets (2))		–0.9%		0.5%

Return on Dividends
(Paid dividends / Market Price per Share)		0.1%		0.8%

ACTIVITY INDICATORS
Total Assets	MM$	2,715,257	MM$	2,495,390
Sale of Assets	MM$	21,792	MM$	32,189
Investments in other companies and property, plant and equipment	MM$	147,840	MM$	144,004

Inventory Turnover
(Cost of Sales / Average Inventory)		2.3		3.1

Days in Inventory
(Average Inventory / Cost of sales times 360 days)		156		116

(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets

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Management’s Discussion and Analysis of the Consolidated Financial Statements	17

From the previous table, we emphasize the following:

The decrease in the liquidity ratio derives from a 6.6% decrease in current assets in relation to 2002 whereas the level of liabilities is 27.3 % above those recorded as of December 31, 2002.

The debt ratio decreased due to lower levels of financial liabilities in relation to 2002.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ISSUES

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefónica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Stretch, Access Charges, Communications Service from Public Telephones and Network Segregation Services.

In relation to the procedure to be followed for rate setting of services subject to rate regulation, on January 13 of this year Telefónica CTC Chile S.A. requested that the Resolutive Commission make a pronouncement to decree freedom of rates in specific geographic zones, define telephone services that will be subject to rate regulation where market conditions do not yet merit a rate freedom regime and determine that CTC Chile has the right to offer alternative rate plans without prior authorization.

Subtel began the process of setting rates for Telefónica CTC Chile together with the process of setting rates for public services provided by Entelphone in Easter Island and interconnection service rates (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC submitted to Subtel its proposal for Technical Economic Basis for the Rate Setting Study of Services provided to the public and for the Rate Setting Study of Services provided by Telefónica CTC Chile to other Public Telephone service concessionaires, to intermediate services concessionaires, which provide long distance telephone service and to suppliers of complementary services.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	18

On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Resolutive Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that that matter did not correspond to that Commission.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Basis. In this respect, Telefónica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Expert Commission in accordance with what is established in the Law and in the Regulations that Regulate the Procedure, Publicity and Participation in the Rate Setting Process.

The Expert Commission was officially formed on June 17, by the experts designated by Telefónica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on controversies formulated by Telefónica CTC Chile, with the exception of a single one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical – Economic Basis that will govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefónica CTC Chile.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the preliminary TEB. Therefore Subtel dictated the Final Technical Economic Basis for the respective companies.

Rate flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request made in fs 476 by Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No.686, of May 20, 2003, registered in fs. 440, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates for other plans can be offered, but the conditions of these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority.”

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, based on the conditions defined for these purposes by the respective authority.

In this respect, Telefónica CTC Chile will request from the authority that they dictate them as soon as possible, under the understanding that the same which in a general nature were informed previously by the ministries to the H. Resolutive Commission should be reiterated.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	19

Mobile Telephone Rate Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

Since the expiry of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefónica Móvil presented their Technical Economic Basis Proposal beginning the process of setting the rates for the 2004-2009 period. Subtel, by means of Exempt Resolution of February 22, 2003, approved the Final Technical Economic Basis that will govern the process of setting Rates for Access Charges of the public mobile telephone service concessionaire.

Last July 25, Telefónica Móvil presented the Rate Study to set the rates for services subject to rate setting.

On November 22, 2003, the Report of Objections and Counter Proposals to the rates proposed by Telefónica Móvil S.A. for services subject to rate setting was notified. Telefónica Móvil S.A. requested the formation of an Expert Commission, which was formed on December 2, 2003, to make a pronouncement on the controversies presented by concessionaire Telefónica Móvil S.A. for the services subject to rate setting for the five-year 2004-2009 period. On December 20, the Experts Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert Commission

The Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the Contraloría General de la República, with the supporting report attached

Indemnity complaint against the Government

Upon extinguishing the administrative instances to correct the illegalities involved in the setting of rates, Telefónica CTC Chile S.A. filed a damage indemnity complaint against the Government.

The complaint is for US$274 million, plus readjustments and interest. It covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as the answer and rejoinder with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the Government have testified.

After the procedure of testimonial and partial evidence is concluded, the stage of expert testimony requested by the parties begins.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	20

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

During 2003 the sector showed strong dynamism in the mobile telephone and Internet broad band markets, in contrast to stagnation in the basic telephone, long distance and Internet (narrow band) business.

In the competitive environment, there were no relevant changes during the year in the participation of operators in the different businesses, with the exception of Telefónica CTC Chile’s increase in the broad band market share.

Among the relevant competitive facts a highlight is that AT&T Latin America, owner of AT&T Chile, in mid-April 2003 invoked Chapter 11 of the United States Bankruptcy Law to reorganize its operations. This process resulted in a private tender in October 2003, where it was awarded to Telmex. The transaction is expected to materialize at the beginning of 2004 after concluding the regulatory measures in each country where operations take place.

Another relevant event, at the end of 2003 is the takeover of management of United Global Com, 100% owner of VTR Chile, by Liberty Media, in turn 50% owner of Metrópolis Intercom in association with the Claro Group. After this transaction, announced on January 5, 2004, Liberty requested that the Central Preventive Commission (Comisión Preventiva Central) analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Cable TV market in Chile and are relevant competitors in the broad band market provided by cable modem. Likewise, VTR is the second largest telephone service operator in the country.

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services. Incorporation to this market is regulated by concessions awarded by the Telecommunications Subsecretary of the Ministry of Transport and Telecommunications (Ministerio de Transportes y Telecomunicaciones (SUBTEL)).

Currently twelve companies with thirteen brands participate in this market, including 4 rural operators. The penetration rate per 100 inhabitants as of November 2003 was in the order of 20.5 lines per 100 inhabitants. Telefónica CTC Chile has approximately 75% of standard telephone lines.

On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction and it regulates rates for the regulated services of Telefónica CTC Chile during the five-year period from 1999-2004, and had to be applied retroactively as of May 4, 1999.

In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefónica CTC Chile to offer alternative rate plans to Decree No. 187, oriented toward volume discounts and to request rate freedom in certain geographic areas. On September 4, 2001, Telefónica CTC Chile presented a proposal for alternative rate plans (for high traffic consumption), which were approved in October 2002.

On May 24, 2002, Telefónica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	21

Of the five companies that were awarded the bid to operate wireless standard telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop (WLL) only Entel (licenses: one national and 13 regional) is developing their projects. Telefónica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances, therefore Subtel extinguished the local wireless local public service concession in the VIII and IX regions.

Long Distance

This market contemplates providing communications services between primary areas (NLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for national and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requisites.

In the current market there are 15 companies operating effectively with 18 carrier codes. Traffic in the NLD and ILD markets, through standard telephone lines recorded a drop in 2003 compared to 2002 estimated at 10% and 3%, respectively. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, reached a market share estimated at 40% in national long distance and 30% in international outgoing long distance in 2003.

Corporate Communications

Contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet access suppliers (ISPs). Likewise includes commercialization of advanced switchboard units (multiple line and PABx, among others).

In October 2002 we decided to refocus Telefónica Empresas toward the company and corporate segment. In this business Telefónica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching an income share of approximately 49%, in 2003, including sale of advanced telephone equipment to companies.

Mobile Communications

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently four mobile telephone operators and one smaller operator of mobile satellite communications.

Telefónica CTC Chile, through its subsidiary Telefónica Móvil, has approximately 30% of total subscribers estimated at 7.4 million as of December 2003.

Regarding the tender for PCS mobile telephone service in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefónica Móvil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	22

On July 18 the three 10 MHz frequencies on a 1.900 MHz band were awarded. Telefónica Móvil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.

Pay TV

The pay television market is composed of two main competitors (Metrópolis and VTR) who jointly have over 90% of the pay TV market (altogether some 725 thousand subscribers), Two satellite TV operators and approximately 20 cable TV operators in specific areas, which jointly do not reach 10% of the market.

On July 3, 2000, a contract was signed for the sale of Metrópolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comisión Preventiva Antimonopolios). The amount of the transaction was US$270 million for 40% of Metrópolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compañía de Telecomunicaciones de Chile Plataforma Técnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial advent.

Internet Access

In this market there are currently approximately 35 ISP operating effectively, with three of these concentrating 84% of traffic. IP traffic in 2003 in the Telefónica CTC Chile network, was in the order of 6,245 million minutes, a 5% drop in comparison to 2002, mainly due to migration of intensive users to broad band.

Telefónica CTC Chile focalizes Internet access for companies through its ISP TIE, segment in which they own a participation of close to 30%, and have commercial agreements with ISP Terra.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of 2003 ADSL access in the service of Telefónica CTC Chile reached 125,262 with a growth of 131% compared to December 2002, achieving an estimated share of 37% of the broad band market, considering speeds equal to or greater than 128 kbps.

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven national companies, out of which CTC Equipos as of December 2003 has approximately a 26% market share considering its own 10,831 public telephones. In addition Telefónica CTC Chile has 21,311 telephones denominated as community.

On November 20, 2001 a subsidiary was formed to commercialize and install intruder alarms and video cameras for residences and companies, providing monitoring and vigilance services and any other service relating to the above. As of December 2003 it is estimated that Telefónica CTC Chile has a market share of 28% in this service.

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Management’s Discussion and Analysis of the Consolidated Financial Statements	23

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates during certain periods, the Company has obtained foreign financing denominated mainly in United States dollars and euros and in certain cases with floating interest rates. For this reason the Company faces two types of financial risks, the risk of changes in the exchange rate and the risk of interest rate fluctuations.

Financial risk due to changes in foreign currency

The Company has coverage for all types of exchange the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its revenues. The percentage of financial debt exposure is definite and is continuously reviewed, basically considering the volatility of the exchange rate, its tendency, and the cost and availability of hedge instruments for different terms.

The main hedge instruments used are dollar/UF and dollar/peso exchange insurance.

As of December 31, 2003, the financial debt in original currency expressed in dollars was US$1,412.7 million, including US$973.6 million of financial liabilities in dollars, US$ 165.9 million in debt in euros, US$240.7 million in debt in unidades de fomento and US$ 32.5 million in debt in pesos. In this manner US$1,139.5 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to changes in the dollar.

Simultaneously, the Company had dollar/UF exchange rate insurance and assets in dollars that resulted, as of December 31, 2003, year-end in an average exposure of 0% in foreign currency.

Financial risk in case of changes in variable (floating) interest rates

The policy for covering interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2003, the Company had debts with variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly collars and Forward Rate Agreements (which protect Libor rate), which limit future fluctuations of interest rates. This has allowed the Company to end up with an exposure of 44% of total financial debt in original currency as of December 31, 2003.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2004	COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

	By	/s/ Isabel Margarita Bravo

	Name:	Isabel Margarita Bravo
	Title:	Finance Manager